FILED PURSUANT TO RULE 424 (B) (3) REGISTRATION NO: 333-125643

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 6 DATED MARCH 31, 2006

TO THE PROSPECTUS DATED NOVEMBER 10, 2005

This document supplements, and should be read in conjunction with, our prospectus dated November 10, 2005 relating to our follow-on offering of 300,600,000 shares of common stock, as supplemented by supplement no. 1 dated November 16, 2005, supplement no. 2 dated December 9, 2005, supplement no. 3 dated December 21, 2005, supplement no. 4 dated December 28, 2005 and supplement no. 5 dated December 29, 2005. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	revisions to our share redemption program, which revisions are primarily designed to enhance an investor’s ability to redeem shares upon his or her death;

•	changes to our Corporate Governance Guidelines designed to improve your ability to influence the composition of the board of directors in an uncontested election of directors;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 28, 2006;

•	our audited financial statements as of December 31, 2005 and for the year ended December 31, 2005; and

•	audited financial statements of property acquisitions since November 4, 2005, as reported in supplements no. 1 through 5.

Status of Our Public Offerings

We commenced our initial public offering of 785 million shares of common stock on December 1, 2003, which consisted of a 600 million-share primary offering and a 185 million-share offering under our dividend reinvestment plan. We stopped making offers under the primary offering on November 26, 2005. We received aggregate gross offering proceeds of approximately $2.0 billion from the sale of approximately 197.0 million shares in our initial public offering.

On November 10, 2005, we commenced our follow-on offering of 300.6 million shares of common stock. Of these shares, we are offering 300 million shares in a primary offering and 0.6 million shares under our dividend reinvestment plan. As of March 24, 2006, we had received gross offering proceeds of approximately $209.3 million from the sale of approximately 20.9 million shares in our follow-on offering.

As of March 24, 2006, we had received aggregate gross offering proceeds of approximately $2.2 billion from the sale of approximately 217.9 million shares in our public offerings. After incurring approximately $43.5 million in acquisition fees, approximately $205.2 million in selling commissions and dealer manager fees, approximately $34.7 million in other organization and offering expenses, and funding common stock redemptions of approximately $21.0 million pursuant to the share redemption program, as of March 24, 2006, we had raised aggregate net offering proceeds available for investment in properties of approximately $1.9 billion, all of which had been invested in real estate properties.

Indebtedness

As of March 24, 2006, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 26.3%. As of March 24, 2006, total indebtedness was approximately $675.3 million, which consisted of fixed-rate mortgages on certain properties of approximately $471.2 million and approximately $195.0 outstanding under our $400.0 million credit facility and $9.1 million outstanding under our construction line of credit. Based on the value of our borrowing-base properties, we had approximately $195.8 million in remaining capacity under our $400.0 million credit facility, of which $9.2 million was pledged in the form of letters of credit for future tenant improvements and leasing costs.

Revised Share Redemption Program

Our board of directors has approved revisions to the share redemption program, which enables stockholders to sell their shares to us, subject to the limitations described below. The revisions, which will go into effect April 27, 2006, relate to the total amount of redemptions we can make if the redemption is sought upon the death or qualifying disability of a stockholder and should increase the number of shares we can redeem upon the request of the heirs of our stockholders. Set forth below is a full description of our revised share redemption program.

For Ordinary Redemptions (those that do not occur within two years of death or qualifying disability), the initial price at which we will repurchase a share under the share redemption program is 91% of the price at which we sold the share. We will pay $9.10 to redeem a share issued at $10.00. This initial redemption price will remain fixed until three years after we complete our offering stage. We define the completion of our offering stage to be upon the termination of our first public equity offering that is followed by a one-year period in which we do not engage in another public equity offering. (For purposes of this definition, we do not consider a “public equity offering” to include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in the Wells operating partnership).

Three years after we complete our offering stage, the redemption price for Ordinary Redemptions will equal 95% of the estimated per share value of our shares, as estimated by our advisor or another firm chosen for that purpose. We will report this redemption price in the annual report and three quarterly reports that we publicly file with the SEC.

There are several limitations on our ability to redeem shares:

•	We will not make an Ordinary Redemption until one year after the issuance of the share to be redeemed.

•	We will not redeem shares on any redemption date to the extent that such redemptions would cause the amount paid for Ordinary Redemptions since the beginning of the then-current calendar year to exceed 50% of the net proceeds from the sale of shares under our dividend reinvestment plan during such period.

•	We will limit Ordinary Redemptions and those in connection with a “qualifying disability” (as defined below) so that the aggregate of such redemptions during any calendar year do not exceed 100% of the net proceeds from our dividend reinvestment plan during the calendar year.

•	We will limit all redemptions (including those upon the death or “qualifying disability” of a stockholder) during any calendar year to no more than 5% of the weighted-average number of shares outstanding in the prior calendar year.

Subject to the limitations described above, we will redeem shares on the last business day of each month. Requests for redemption must be received at least five business days before a month-end redemption date in order for us to repurchase the shares that month. If we cannot purchase all shares presented for redemption, we will honor redemption requests at the applicable month-end on a pro rata basis. We will deviate from pro rata purchases in two minor ways: (i) if a pro rata redemption would result in you owning less than half of the minimum amounts required by applicable state law, then we would redeem all of your shares; and (ii) if a pro rata redemption would result in a you owning more than half but less than all of the amounts required by applicable state law, then we would not redeem any shares that would reduce your holdings below the minimum amount. In the event that you seek the redemption of all of your shares, there is no holding-period requirement for shares purchased pursuant to our dividend reinvestment plan.

If we do not completely satisfy your redemption request at month-end because the request was not received in time or because of the restrictions on the number of shares we can redeem under the program, we will treat the unsatisfied portion of the redemption request as a request for redemption in the following month unless you withdraw the request before the next date for redemptions. You may withdraw a redemption request upon written notice to us at the address below before the date for redemption.

In several respects we treat redemptions sought within two years of a stockholder’s death or “qualifying disability” (as defined below) differently from Ordinary Redemptions. First, there is no requirement that the shares be outstanding for at least a year before being redeemed. Second, the redemption price equals 100% of the price at which we sold the share until three years after we complete our offering stage. At that time, the redemption price will be 100% of the price at which we sold the share or 100% of the estimate of our per share value, whichever is greater. Finally, there are the differences in the limitations imposed on different types of redemptions as described in the bullets above.

In order for a disability to entitle a stockholder to the special redemption terms described above (a “qualifying disability”), (1) the stockholder must receive a determination of disability based upon a physical or mental condition or impairment arising after the date the stockholder acquired the shares to be redeemed, and (2) such determination of disability must be made by the governmental agency responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive (the “applicable governmental agency”). The “applicable governmental agencies” are limited to the following: (i) if the stockholder paid Social Security taxes and therefore could be eligible to receive Social Security disability benefits, then the applicable governmental agency is the Social Security Administration; (ii) if the stockholder did not pay Social Security benefits and therefore could not be eligible to receive Social Security disability benefits, but the stockholder could be eligible to receive disability benefits under the Civil Service Retirement System (CSRS), then the applicable governmental agency is the U.S. Office of Personnel Management; or (iii) if the stockholder did not pay Social Security taxes and therefore could not be eligible to receive Social Security benefits but suffered a disability that resulted in the stockholder’s discharge from military service under conditions that were other than dishonorable and therefore could be eligible to receive military disability benefits, then the applicable governmental agency is the Veteran’s Administration.

Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to worker’s compensation insurance, administration or enforcement of the Rehabilitation Act or Americans with Disabilities Act or waiver of insurance premiums will not entitle a stockholder to the special redemption terms described above. Redemption requests following an award by the applicable governmental agency of disability benefits must be accompanied by: (1) the investor’s initial application for disability benefits and (2) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Veteran’s Administration record of disability-related discharge or such other documentation issued by the applicable governmental agency which we deem acceptable and demonstrates an award of the disability benefits.

We understand that the following disabilities do not entitle a worker to Social Security disability benefits:

•	disabilities occurring after the legal retirement age,

•	temporary disabilities and

•	disabilities that do not render a worker incapable of performing substantial gainful activity.

Therefore, such disabilities will not qualify for the special redemption terms except in the limited circumstances when the investor is awarded disability benefits by the other “applicable governmental agencies” described above.

A stockholder that is a trust may only redeem on the terms available in connection with the death or disability of a stockholder if the deceased or disabled was the sole beneficiary of the trust or if the only other beneficiary of the trust was the spouse of the deceased or disabled.

Qualifying stockholders who desire to redeem their shares must give written notice to Wells Investment Securities, our dealer manager for our ongoing public offering, at 6200 The Corners Parkway, Suite 250, Norcross, Georgia 30092, ATTN: Investor Services. Wells Investment Securities is responsible for all services to be performed in connection with the Share Redemption Plan, although it has outsourced clerical duties to our advisor.

Our board of directors may amend, suspend or terminate the share redemption program upon 30 days’ notice. We will notify you of such developments (i) in the annual or quarterly reports mentioned above or (ii) by means of a separate mailing, accompanied by disclosure in a current or periodic report under the Securities Exchange Act of 1934. During a public offering, we will also include this information in a prospectus supplement or post-effective amendment to the registration statement, as then required under federal securities laws.

Our share redemption program only provides stockholders a limited ability to redeem shares for cash until a secondary market develops for the shares, at which time the program will terminate. No such market presently exists, and we cannot assure you that any market for your shares will ever develop.

Amended Corporate Governance Guidelines

Set forth below is a description of changes we have made to our Corporate Governance Guidelines relating to the election of our directors. A copy of our Corporate Governance Guidelines is available on our website at www.wellsref.com/investors/governance_docs.html.

Our directors are elected by a plurality of the votes cast. Under this voting standard, the director nominees with the most votes are elected for the board seats to be filled. In uncontested elections, the number of nominees equals the number of board seats to be filled; therefore, in uncontested elections, a nominee need only receive a single “for” vote to be elected. In uncontested elections, abstentions and “withhold” votes should have no effect on the outcome of the election (although they do count toward the establishment of a quorum).

In order to enhance your ability to influence the composition of the board of directors in an uncontested election, we have recently amended our Corporate Governance Guidelines to require each candidate nominated by the board of directors to agree to offer to resign should he or she receive fewer “for” votes than “withhold” votes in an uncontested election. If a director must offer to resign because of “withhold” vote totals, the conflicts committee of our board of directors must accept or reject the offer of resignation within 90 days following certification of the stockholder vote. If the conflicts committee accepts the offer, then the resignation will be effective upon acceptance. If the conflicts committee rejects an offer, it must disclose the reasons for doing so.

Any director who tenders his or her resignation pursuant to this provision of our Corporate Governance Guidelines may not participate in any conflicts committee action regarding whether to accept his or her offer of resignation or whether to accept any other director’s resignation. However, if the non-participation of resigning directors would leave fewer than three directors participating in the decision, then all conflicts committee members may participate other than the director whose resignation is at issue.

The offer of resignation may also be accepted at a stockholder meeting duly called for the express purpose of accepting such resignation and electing a successor to fill the vacancy created thereby. Unless previously accepted by the conflicts committee, such resignation will be effective immediately prior to the stockholders’ election of a successor at such meeting.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and notes thereto. This discussion contains forward-looking statements, which can be identified with the use of forward-looking terminology such as “may,” “will, “intend,” or similar words. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated, see “Risk Factors” in the prospectus.

Overview

We were formed on July 3, 2003 to acquire and operate a diversified portfolio of commercial real estate primarily consisting of high-quality, income-producing office and industrial properties leased to creditworthy entities that are located in major metropolitan areas throughout the United States. We have no paid employees and are externally advised and managed by Wells Capital and Wells Management. We have elected to be taxed as a real estate investment trust for federal income tax purposes.

Prior to commencing our initial public offering on December 1, 2003, we had approximately $200,000 in assets and no real estate operations. Following the receipt and acceptance of subscriptions for the minimum offering of $2,500,000 in our initial public offering on January 22, 2004, we began acquiring real estate assets. Thus, our results of operations for the years ended December 31, 2005 and 2004 reflect growing operational revenues and expenses resulting from the acquisition of properties, fluctuations in interest expense resulting from the use of varying levels of short-term and long-term debt financing for such acquisitions, and general and administrative expenses, which have declined as a percentage of total revenues for 2005, as compared to 2004, commensurate with the operational growth of the enterprise.

During 2004, we raised approximately $792.0 million through the issuance of common stock and acquired an interest in 18 properties for an aggregate purchase price of approximately $1.0 billion. During 2005, we raised approximately $1.2 billion through the issuance of common stock and acquired an interest in 21 properties for an aggregate purchase price of approximately $1.5 billion. To purchase these assets, we used net equity proceeds and indebtedness. As of December 31, 2005 and 2004, our borrowings totaled approximately $832.4 million and $350.5 million, respectively.

General Economic Conditions and Real Estate Market Commentary

Management reviews a number of economic forecasts and market commentaries in order to evaluate general economic conditions and formulate a view of the current environment’s effect on the real estate markets in which we operate.

The U.S. economy experienced a moderate rate of growth at the end of 2005. Actual gross domestic product (“GDP”) grew at an annual rate of 1.1% for the fourth quarter of 2005, which declined from an annual growth rate of 4.1% for the third quarter of 2005. The decline in the rate of economic growth for the fourth quarter of 2005 is primarily attributable to corresponding declines in consumer and federal government spending, and net exports. Annual GDP growth is projected to remain in the range of three percent during 2006. The economy is anticipated to grow at a slower pace during 2006 due to rising energy prices and growing trade deficits. However, the rate of job growth relative to the labor force is expected to continue to improve in 2006, partially due to a shrinking labor force.

The U.S. office real estate market has shown some improvement over the past two years. The continued improvement of the overall economy is having a positive impact on office real estate fundamentals in certain markets. Office employment has grown moderately over the last year, and the pace is anticipated to accelerate in future years. The source of the future growth is projected to come predominately from the service sector. The U.S. office vacancy rate declined from approximately 14.1% for the third quarter of 2005 to approximately 13.6% for the fourth quarter of 2005. Positive absorption and low levels of new construction are projected to lead to a further reduction in vacancy in 2006. Increased tenant demand and steady absorption is expected to continue to contribute to positive rental rate growth in certain markets. Many markets are expected to move from the recovery cycle to the expansion cycle during 2006. The strength of office real estate market fundamentals will vary by location, as market conditions and real estate fundamentals differ based on geographic region, metropolitan area, and submarket.

The real estate capital transactions market remains healthy and exceedingly liquid. The national transaction volume has grown at an average annual rate of over 50% during the past two years. Cap rates, or first-year returns on real estate investments, remain low and are likely to remain flat through 2006. The spread between average cap rates and 10-year U.S. Treasuries remained relatively stable in 2005. We believe that, absent a significant movement in interest rates or a significant decrease in capital flows into the real estate market, cap rates will remain at or near their current levels.

Impact of Economic Conditions on our Portfolio

The level of cap rates is reflective of current market conditions and, as a result, is a major factor affecting the purchase prices of properties in which we invest. While some of the factors noted above indicate that future cap rates could remain stable, the extent to which our portfolio may be affected by future cap rate levels is dependent upon the extent of our future fundraising and investing activities. We expect to continue to raise equity proceeds from the sale of our common stock at a similar rate to the fourth quarter of 2005 and anticipate cap rates to remain stable; as such, we do not anticipate that our portfolio will be significantly impacted by the market conditions described above in the near-term.

Liquidity and Capital Resources

Overview

From January 2004 through December 2005, we raised significant funds through the sale of our common stock under our public offerings. Proceeds from these sales of common stock, net of offering costs and other expenses, were used primarily to fund the acquisition of real properties and certain capital improvements identified at the time of acquisition. We anticipate receiving proceeds from the sale of our common stock under our follow-on offering in the future, and investing such proceeds in future acquisitions of real properties. We also anticipate receiving proceeds from the sale of our common stock under our dividend reinvestment plan in the future, and using a significant portion of such proceeds to fund redemptions of our common stock under our share redemption program. We expect that our primary source of future operating cash flows will be cash generated from the operations of the properties currently in our portfolio and those to be acquired in the future. The amount of future dividends to be paid to our stockholders will be largely dependent upon the amount of cash generated from our operating activities, our expectations of future cash flows, and our determination of near-term cash needs for capital improvements, tenant re-leasing, redemptions of our common stock, and debt repayments.

The competition to acquire high-quality commercial office properties remains high. In addition, we continue to raise capital at a rate comparable to the fourth quarter of 2005. As such, due to timing differences in acquiring properties, as compared to raising capital, and in making operating payments, as compared to collecting operating receipts, we may periodically be required to borrow funds on a short-term basis to meet our dividend payment schedule. Our primary focus is to continue to maintain the quality of our portfolio. Accordingly, in this intensely competitive environment, we may opt to lower the dividend rather than compromise that quality or accumulate significant borrowings to meet a dividend level higher than operating cash flow would support. We will continue to carefully monitor our cash flows and market conditions, and their impact on our earnings and future dividend projections.

Short-Term Liquidity and Capital Resources

During the year ended December 31, 2005, we generated net cash flows from operating activities of approximately $76.4 million, which is primarily comprised of receipts for rental revenues, tenant reimbursements, and interest income, less payments for property operating expenses, asset and property management fees, interest expense, and general and administrative expenses. From cash flows from operating activities and proceeds from master leases of approximately $15.4 million during the year ended December 31, 2005, we paid dividends to stockholders of approximately $80.6 million. During the year ended December 31, 2005, we generated net cash flow from financing activities of approximately $1,200.3 million, primarily as a result of raising net proceeds from the sale of our common stock under our public offerings of approximately $1,194.6 million and receiving proceeds from additional borrowings of approximately $592.4 million. Such cash inflows from financing activities were primarily used to invest approximately $1,225.1 million in real estate, to repay outstanding balances on our lines of credit and notes payable of approximately $360.7 million, and to pay commissions and dealer-manager fees of $109.4 million. We expect to utilize residual cash and cash equivalents of approximately $35.4 million as of December 31, 2005 to satisfy current liabilities, pay future dividends, fund future anticipated acquisitions of real properties, or reduce indebtedness.

On December 7, 2005, the board of directors of Wells REIT II declared a daily dividend for stockholders of record from December 16, 2005 through March 15, 2006 in an amount equal to an annualized dividend of $0.60 per share, which is consistent with the rate of dividends declared for each quarter in 2005 on a per share basis. Such dividend was paid on March 22, 2006. During the year ended December 31, 2005, our funds from operations of approximately $80.2 million (see “— Funds From Operations”), when combined with master lease receipts of $15.4 million, were adequate to fund the payment of dividends to our stockholders of $80.6 million.

On May 9, 2005, we entered into a $400.0 million, three-year unsecured revolving financing facility (the “Wachovia Line of Credit”) with a syndicate of banks led by Wachovia Bank, N.A. (“Wachovia”). The Wachovia Line of Credit replaced the $430.0 million, 180-day secured revolving financing facility with Bank of America, N.A. In connection with the closing, we paid fees and expenses totaling approximately $2.1 million. We have pledged approximately $9.2 million of our total borrowing capacity under the Wachovia Line of Credit to letters of credit for future tenant improvements and leasing costs.

The Wachovia Line of Credit contains, among others, the following restrictive covenants:

•	limits our ratio of debt to total asset value, as defined, to 50% or less at all times;

•	limits our ratio of secured debt to total asset value, as defined, to 40% or less at all times;

•	requires our ratio of unencumbered asset value, as defined, to total unsecured debt to be greater than 2:1 at all times;

•	requires maintenance of certain interest coverage ratios;

•	requires maintenance of certain minimum stockholders’ equity balances; and

•	limits investments that fall outside our core investments of improved office and industrial properties.

Under the terms of the Wachovia Line of Credit, we may borrow up to 50% of the unencumbered asset value, or the aggregate value of a subset of lender-approved properties. The Wachovia Line of Credit also stipulates that our net distributions, which equal total dividends and other distributions less the amount reinvested through our dividend reinvestment plan, may not exceed the greater of 90% of our Funds from Operations for the corresponding period or the minimum amount required in order for us to maintain our status as a REIT. Funds from Operations, as defined by the agreement, means net income (loss), minus (or plus) gains (or losses) from debt restructuring and sales of property during such period, plus depreciation on real estate assets and amortization (other than amortization of deferred financing costs) for such period, all after adjustments for unconsolidated partnerships and joint ventures. The Wachovia Line of Credit includes a cross-default provision that provides that a payment default under any recourse obligation of $10 million or more or any non-recourse obligation of $20 million or more by us, Wells OP II, or any of our subsidiaries constitutes a default under the credit facility.

Our charter prohibits us from incurring debt that would cause our borrowings to exceed 50% of our assets (valued at cost before depreciation and other non-cash reserves) unless a majority of the members of the conflict committee of our board of directors approves the borrowing. Our charter also requires that we disclose the justification of any borrowings in excess of the 50% leverage guideline.

We intend to continue to generate capital from the sale of common stock under our follow-on offering and from third-party borrowings, and to use such capital primarily to fund future acquisitions of real estate. As of February 28, 2006, we held cash balances of approximately $52.3 million and had outstanding borrowings under the Wachovia Line of Credit of approximately $257.5 million. After consideration of letters of credit pledged against the Wachovia Line of Credit, we had a remaining borrowing capacity, as of February 28, 2006, of approximately $133.3 million under the Wachovia Line of Credit. Accordingly, we believe that we have adequate capacity to continue to expand our portfolio and meet our future operating cash flow needs. In 2006, we expect to use substantially all of our future operating cash flow to pay dividends to stockholders and to use cash on hand and third-party borrowings to fund capital expenditures.

Long-term Liquidity and Capital Resources

We expect that our primary sources of capital over the long term will include proceeds from the sale of our common stock, proceeds from secured or unsecured borrowings from third-party lenders, and net cash flows from operations. We expect that our primary uses of capital will be for property acquisitions, either directly or through investments in joint ventures, for the payment of tenant improvements, for the payment of offering-related costs, for the payment of operating expenses, including interest expense on any outstanding indebtedness, and for the payment of dividends. Over the next five years, we anticipate funding capital expenditures necessary for the properties currently in our portfolio, including building improvements, tenant improvements, and leasing commissions of approximately $79.3 million, exclusive of costs of properties under development.

In determining how and when to allocate cash resources, we initially consider the source of the cash. We expect that substantially all future net operating cash flows, after payments for certain capital expenditures such as tenant improvements and leasing commissions, will be used to pay dividends. However, we may use other sources of cash, such as short-term borrowings, to fund dividends from time to time (see “— Liquidity and Capital Resources Overview” above). We expect to use substantially all net cash flows generated from raising equity or debt financing to fund acquisitions, certain capital expenditures identified upon acquisition, the repayment of outstanding borrowings, and to redeem shares under our share redemption program. If sufficient equity or debt capital is not available, our future investments in real estate will be lower.

To the extent that future cash flows provided by operations are lower due to lower returns on properties, future dividends paid may be lower as well. Our cash flow from operations depends significantly on market rents and the ability of tenants to make rental payments. We believe that the diversity of our tenant base and the concentration of creditworthy tenants in our portfolio helps to mitigate the risk of tenants defaulting on leases. However, general economic downturns, or downturns in one or more of our core markets, could adversely impact the ability of our tenants to make lease payments and our ability to re-lease space on favorable terms when leases expire. In the event of either situation, our cash flow and consequently our ability to meet capital needs, could adversely affect our ability to pay dividends in the future.

Contractual Commitments and Contingencies

As further discussed in Note 5 to the accompanying consolidated financial statements, we entered into an agreement to purchase an office building, which is currently under construction, in Lancaster, South Carolina (the “Decision One Building”), for a gross purchase price of approximately $33.7 million, plus closing costs and an allowance for tenant improvements and leasing costs not to exceed $1.8 million upon completion. In connection with the execution of this agreement, we paid a nonrefundable deposit of $3.4 million to an escrow agent in June 2005, which will be applied to the purchase price. We anticipate construction of the Decision One Building to be completed in June 2006. We anticipate paying for this acquisition with equity proceeds, borrowings under the Wachovia Line of Credit, or a combination thereof, the allocation of which will depend upon the timing and amount of capital raised in our ongoing public offering and future property acquisitions.

We have executed a construction agreement with an unrelated third party for the purpose of constructing the LakePointe 3 office building in Charlotte, North Carolina. As of December 31, 2005, we had approximately $10.7 million in costs remaining to be incurred under the agreement. Construction is anticipated to be completed by September 2006. We anticipate funding up to $17.1 million of the costs to build this building with borrowings under the LakePointe 3 construction loan. In connection with this construction loan, we entered into an interest rate swap to hedge exposure to changing interest rates, resulting in us paying a fixed rate of 4.84% per annum of the balance outstanding at each payment date. The interest rate swap expires in 2007.

Our contractual obligations as of December 31, 2005 are as follows (in thousands):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Outstanding debt obligations	$832,402	$21,426	$342,855	$32,604	$435,517
Capital lease obligations	109,380	4,680	9,360	9,360	85,980
Purchase obligations(1)	48,700	48,700	—	—	—
Operating lease obligations	3,180	60	120	120	2,880

Total	$993,662	$74,866	$352,335	$42,084	$524,377

(1)	Includes purchase commitments for the Decision One Building, the LakePointe 3 office building, and $7.7 million in connection with the University Circle earnout agreement. Refer to Note 5 to our accompanying consolidated financial statements for further explanation.

Results of Operations

Overview

Our results of operations are not indicative of those expected in future periods as we expect that rental income, tenant reimbursements, operating expenses, asset management fees, depreciation, amortization, and net income will each increase in future periods as a result of owning the assets acquired during 2005 for an entire period and as a result of anticipated future acquisitions of real estate assets.

During the period from inception (July 3, 2003) to December 31, 2003, we had not yet commenced real estate operations, as we had not received and accepted the minimum subscription of $2,500,000 under our initial public offering. Therefore, we had no material results of operations for the year ended December 31, 2003. Following the receipt and acceptance of subscriptions for the minimum offering of $2,500,000 on January 22, 2004, we acquired 18 real properties during 2004. During 2005, we invested in 21 additional properties, which increased the total number of properties held in our portfolio to 39 as of December 31, 2005. Accordingly, the results of operations presented for the years ended December 31, 2005 and 2004 are not directly comparable.

Comparison of the year ended December 31, 2005 vs. the year ended December 31, 2004

Rental income and tenant reimbursements increased from approximately $43.9 million and $6.8 million, respectively, for the year ended December 31, 2004 to approximately $135.0 million and $29.0 million, respectively, for the year ended December 31, 2005, primarily as a result of the growth in the portfolio during 2005 and owning the properties acquired in 2004 for a full year. Rental income and tenant reimbursements are expected to continue to increase in future periods, as compared to historical periods, as a result of owning the assets acquired during 2005 for an entire year and future acquisitions of real estate assets.

Property operating costs and asset and property management fees increased from approximately $12.8 million and $3.9 million, respectively, for the year ended December 31, 2004 to approximately $45.8 million and $13.2 million, respectively, for the year ended December 31, 2005, primarily as a result of the growth in the portfolio during 2005 and owning the properties acquired in 2004 for a full year. Property operating costs and property management fees represent approximately 33% and 36% of total revenue for the years ended December 31, 2004 and 2005, respectively. Property operating costs and asset and property management fees are expected to continue to increase in future periods, as compared to historical periods, due to owning the assets acquired during 2005 for an entire year and future acquisitions of additional real estate assets.

Depreciation of real estate and amortization of lease costs increased from approximately $7.5 million and $12.0 million, respectively, for the year ended December 31, 2004 to approximately $24.5 million and $43.2 million, respectively, for the year ended December 31, 2005, primarily due to the acquisition of properties during 2005 and owning the properties acquired in 2004 for a full year. Amortization increased at a higher rate than depreciation primarily because the period of amortization for lease assets is the respective lease term, which is generally shorter than the useful life over which buildings and improvements are depreciated. Depreciation and amortization are expected to continue to increase in future periods, as compared to historical periods, due to owning the assets acquired during 2005 for an entire year and future acquisitions of real estate assets.

General and administrative expenses increased from approximately $4.3 million for the year ended December 31, 2004 to approximately $9.1 million for the year ended December 31, 2005, primarily due to increases in salary expense reimbursements payable to Wells Capital and Wells Management as a result of acquiring additional properties during 2005 and owning the properties acquired in 2004 for a full year. General and administrative expenses, as a percent of total revenues, decreased from approximately 9% for the year ended December 31, 2004 to approximately 6% for the year ended December 31, 2005. In connection with the acquisition of additional real properties, we anticipate future general and administrative expenses to continue to increase as measured in gross dollars and to continue to decrease as a percentage of total revenues as we achieve greater economies of scale with a larger portfolio of real estate assets in future periods, as compared to historical periods.

Interest expense increased from approximately $17.6 million for year ended December 31, 2004 to approximately $25.1 million for the year ended December 31, 2005. The additional interest expense incurred during 2005 relates primarily to amounts drawn on our lines of credit, new mortgage notes, and mortgage notes assumed in connection with acquisitions of properties during 2005, as well as 2004 borrowings being outstanding for a full year. Future levels of interest expense will vary primarily based on the amounts of future borrowings and the costs of borrowings. Future borrowings will be used primarily to fund future acquisitions of real estate assets or interests therein. Accordingly, the amounts of future borrowings and future interest expense will be largely dependent upon the level of additional investor proceeds raised in our ongoing public offering, the opportunities to acquire real estate assets consistent with our investment objectives, and the timing of such future acquisitions.

Interest and other income increased from approximately $2.9 million for the year ended December 31, 2004 to approximately $9.6 million for the year ended December 31, 2005, primarily as a result of interest earned on investor proceeds raised during 2005 prior to investing such proceeds in real estate assets. Future levels of interest income will be largely dependent upon the rate at which investor proceeds are raised and the timing and availability of future acquisitions of real estate assets.

Minority interest in (earnings) loss of consolidated subsidiaries increased from a loss of approximately $6,000 for year ended December 31, 2004 to earnings of approximately $220,000 for the year ended December 31, 2005, primarily as a result of owning an approximate 95% interest in a joint venture that holds the Highland Landmark III property for a full year, as we acquired our interest in the Highland Landmark III property on December 28, 2004. In addition, during August 2005, we acquired interests in the following three properties through separate joint ventures with minority interest partners: the One Robbins Road Building, the Four Robbins Road Building, and the Baldwin Point Building. Earnings allocated to minority interest partners fluctuate based on the level of earnings generated by the properties in which they own interests and the nature of the allocation provisions provided in respective joint venture agreements. Accordingly, minority interest in earnings of consolidated subsidiaries is expected to continue to increase in future periods, as compared to historical periods, due to owning the One Robbins Road Building, the Four Robbins Road Buildings, and the Baldwin Point Building for an entire year.

We recognized net income and net income per share of approximately $12.5 million and $0.09, respectively, for the year ended December 31, 2005, as compared to net loss and net loss per share of approximately $4.6 million and $0.15, respectively, for the year ended December 31, 2004, primarily due to the increase in net operating income generated from our growing portfolio of properties outpacing the increase in portfolio expenses during 2005, as compared to 2004. Future net income is expected to continue to increase as a result of owning the assets acquired during 2005 for an entire year and future acquisitions of real estate. The level of future net income per share will vary primarily based on the level of equity proceeds raised and the rate at which we are able to invest such proceeds in income-generating real estate assets.

Portfolio Information

As of December 31, 2005, we owned interests in 37 office properties, one industrial building, and one hotel located in 15 states and the District of Columbia. All of these properties are included in our accompanying consolidated financial statements, as 33 are wholly owned and six are owned through consolidated joint ventures. As of December 31, 2005, our office and industrial properties were approximately 96% leased with an average lease term remaining of approximately 7.9 years.

As of December 31, 2005, our five highest geographic concentrations were as follows:

Location	2005 Annualized Gross Base Rents (in thousands)	Rentable Square Feet (in thousands)	Percentage of 2005 Annualized Gross Base Rents
Cleveland	$35,643	1,321	14%
Atlanta	30,281	1,778	12%
San Jose	26,351	451	10%
Houston	22,935	841	9%
Baltimore	19,903	656	8%

	$135,113	5,047	53%

As of December 31, 2005, our five highest tenant industry concentrations were as follows:

Industry	2005 Annualized Gross Base Rents (in thousands)	Rentable Square Feet (in thousands)	Percentage of 2005 Annualized Gross Base Rents
Legal Services	$46,218	1,243	18%
Depository Institutions	31,587	1,141	12%
Security & Commodity Brokers	21,137	666	8%
Communication	20,175	799	8%
Business Services	19,794	835	8%

	$138,911	4,684	54%

As of December 31, 2005, our five highest tenant concentrations were as follows:

Tenant	2005 Annualized Gross Base Rents (in thousands)	Percentage of 2005 Annualized Gross Base Rents
Key Bank	$20,241	8%
T. Rowe Price	11,892	5%
Northrop Grumman	8,695	3%
AT&T	8,255	3%
Bingham McCutchen LLP	7,573	3%

	$56,656	22%

Funds From Operations

We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of any equity REIT. Because FFO calculations exclude such factors as depreciation and amortization of real estate assets and gains or losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and with other REITs. Our management believes that accounting for real estate assets in accordance with U.S generally accepted accounting principles (“GAAP”) implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentation, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. Other REITs may not define FFO in accordance with the current National Association of Real

Estate Investment Trust’s (“NAREIT”) definition (as we do) or may interpret the current NAREIT definition differently than we do.

FFO is a non-GAAP financial measure and does not represent net income determined in accordance with GAAP. We believe that net income, as determined in accordance with GAAP, is the most relevant measure of our operating performance and, accordingly, believe that FFO should not be viewed as an alternative measurement of our operating performance to net income.

Certain noncash items such as depreciation, amortization, and gains on the sale of real estate assets are excluded from our calculation of FFO. Conversely, FFO is not adjusted to reflect the cost of capital improvements or any related capitalized interest. Our calculation of FFO is presented in the following table (in thousands):

	For the Year Ended December 31,
	2005	2004
Net income (loss)	$12,521	$(4,562)
Add:
Depreciation of real assets	24,505	7,456
Amortization of lease-related costs	43,210	12,028

FFO	$80,236	$14,922

Weighted-average shares outstanding	139,680	31,372

Set forth below is additional information related to selected material cash and noncash items included in or excluded from net income (loss) above, which may be helpful in assessing our operating results:

Included in Net Income (Loss):

•	Straight-line rental revenue of approximately $15.7 million and $5.1 million was recognized for the years ended December 31, 2005 and 2004, respectively;

•	Amortization of intangible lease assets and liabilities was recognized as net decreases to rental revenues of approximately $3.9 million and $1.4 million for the years ended December 31, 2005 and 2004, respectively; and

•	Amortization of deferred financing costs of approximately $1.4 million and $5.4 million was recognized as interest expense for the years ended December 31, 2005 and 2004, respectively.

Excluded from Net Income (Loss):

•	Master lease proceeds of $15.4 million were recorded as an adjustment to the basis of real estate assets acquired during the year ended December 31, 2005 and, accordingly, are not included in net income or FFO above. We consider master lease proceeds when determining cash available for dividends to our stockholders.

REIT Qualification

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and have operated as such beginning with our taxable year ended December 31, 2003. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our REIT taxable income to our stockholders, computed without regard to the dividends-paid deduction and by excluding our net capital gain. As a REIT, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income for that year and for the four years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to our stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.

On October 4, 2005, we created Wells TRS II, LLC (“Wells TRS”), a wholly owned subsidiary organized as a Delaware limited liability company. We have elected to treat Wells TRS as a taxable REIT subsidiary. We may perform additional, non-customary services for tenants of buildings that we own through Wells TRS, including any real estate or non-real estate related services; however, any earnings related to such services are subject to federal and state income taxes. In addition, in order for us to continue to qualify as a REIT, our investment in taxable REIT subsidiaries cannot exceed 20% of the value of our total assets. For the year ended December 31, 2005, Wells TRS incurred a net operating loss on an income tax basis; therefore, we recorded the related deferred tax asset and benefit in the accompanying consolidated balance sheet and statements of operations, respectively.

No provision for federal income taxes has been made in our accompanying consolidated financial statements, other than for income earned by Wells TRS, as we made distributions in excess of taxable income for the periods presented. We are subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in our accompanying consolidated financial statements.

Inflation

We are exposed to inflation risk, as income from long-term leases is the primary source of our cash flows from operations. There are provisions in the majority of our tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include rent steps, reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements on a per square-foot basis, or in some cases, annual reimbursement of operating expenses above a certain per square-foot allowance. However, due to the long-term nature of the leases, the leases may not re-set frequently enough to fully cover inflation.

Application of Critical Accounting Policies

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus, resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

The critical accounting policies outlined below have been discussed with members of the audit committee of the board of directors.

Investment in Real Estate Assets

We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives. These assessments have a direct impact on net income. The estimated useful lives of our assets by class are as follows:

Buildings	40 years
Building improvements	5-25 years
Tenant improvements	Shorter of economic life or lease term
Intangible lease assets	Lease term

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, we allocate the purchase price of properties to acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases, based in each case on their estimated fair values.

The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building based on management’s determination of the relative fair value of these assets. We determine the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by us in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, we include real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.

The fair values of above-market and below-market in-place leases are recorded based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

The fair values of in-place leases include direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements and other direct costs and are estimated based on our consideration of current market costs to execute a similar lease. These direct costs are included in deferred lease costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Customer relationships are valued based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. These lease intangibles are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

Estimates of the fair values of the tangible and intangible assets require us to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property is held for investment. The use of inappropriate estimates would result in an incorrect assessment of our purchase price allocations, which would impact the amount of our reported net income.

Valuation of Real Estate Assets

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of the real estate and related intangible assets of both operating properties and properties under construction, in which we have an ownership interest, either directly or through investments in joint ventures, may not be recoverable. When indicators of potential impairment are present that suggest that the carrying amounts of real estate and related intangible assets may not be recoverable, we assess the recoverability of these assets by determining whether the carrying value will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we decrease the carrying value of the real estate and related intangible assets to the estimated fair values, as defined by Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and recognize an impairment loss. Estimated fair values are calculated based on the following information, in order of preference, dependent upon availability: (i) recently quoted market prices, (ii) market prices for comparable properties, or (iii) the present value of undiscounted cash flows, including estimated salvage value. We have determined that there has been no impairment in the carrying value of our real estate assets during the years ended December 31, 2005 and 2004. We held no real estate assets as of December 31, 2003.

Projections of expected future operating cash flows require that we estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, the number of months it takes to re-lease the property and the number of years the property is held for investment, among other factors. The subjectivity of assumptions used in the future cash flow analysis, including discount rates, could result in an incorrect assessment of the property’s fair value and could result in the misstatement of the carrying value of our real estate and related intangible assets and net income.

Related-Party Transactions and Agreements

We have entered into agreements with Wells Capital and its affiliates, whereby we pay certain fees or reimbursements to Wells Capital or its affiliates for acquisition and advisory fees and expenses, organization and offering costs, sales commissions, dealer-manager fees, asset and property management fees and reimbursement of operating costs. See Note 8 to our accompanying consolidated financial statements included herein for a discussion of the various related-party transactions, agreements and fees.

Commitments and Contingencies

We are subject to certain contingencies and commitments with regard to certain transactions. Refer to Notes 5 and 8 to our accompanying consolidated financial statements for further explanation. Examples of such commitments and contingencies include:

•	Litigation against Wells Capital and its affiliates (Note 8);

•	Decision One Building (Note 5);

•	Property under construction (Note 5);

•	University Circle Buildings (Note 5);

•	Commitments under existing lease agreements (Note 5);

•	Take-out Agreements (Note 5); and

•	Obligations under capital and operating leases (Note 5).

Subsequent Events

Sale of Shares of Common Stock

Subsequent to December 31, 2005, we sold additional shares of common stock as more fully explained in this supplement no. 6 under the heading “Status of Our Public Offerings.”

Declaration of Dividends

On March 3, 2006, the board of directors of Wells REIT II declared dividends for the second quarter of 2006 in an amount equal to an annualized dividend of $0.60 per share to be paid in June 2006. Such quarterly dividends are payable to the stockholders of record at the close of business on each day during the period from March 16, 2006 through June 15, 2006.

Experts

The consolidated financial statements of Wells Real Estate Investment Trust II, Inc. as of December 31, 2005 and 2004, and for the years ended December 31, 2005 and 2004, and for the period from inception (July 3, 2003) to December 31, 2003, and financial statement schedules as of December 31, 2005, appearing in this supplement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report, thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The Statements of Revenues Over Certain Operating Expenses of the 5 Houston Center Building, the Tampa Commons Building and the LakePointe 5 Building for the year ended December 31, 2004 appearing in this supplement have been audited by Frazier & Deeter, LLC, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements of Key Center Properties Limited Partnership and Key Center Lessee Limited Partnership as of and for the year ended December 31, 2004, included in this prospectus supplement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEX OF FINANCIAL STATEMENTS

Financial Statements	Page

Wells Real Estate Investment Trust II, Inc. – December 31, 2005

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2005 and 2004	F-4

Consolidated Statements of Operations for the Years Ended December 31, 2005 and 2004 and the Period From Inception (July 3, 2003) to December 31, 2003	F-5

Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2005 and 2004 and the Period From Inception (July 3, 2003) to December 31, 2003	F-6

Consolidated Statements of Cash Flows for the Years Ended December 31, 2005 and 2004 and the Period From Inception (July 3, 2003) to December 31, 2003	F-7

Notes to Consolidated Financial Statements	F-8

Schedule II – Valuation and Qualifying Accounts for the Years Ended December 31, 2005, 2004 and 2003	F-35

Schedule III – Real Estate Assets and Accumulated Depreciation and Amortization	F-36

5 Houston Center Building

Independent Auditors’ Report	F-39

Statements of Revenues Over Certain Operating Expenses for the Year Ended December 31, 2004 (audited) and the Nine Months Ended September 30, 2005 (unaudited)	F-40

Notes to Statements of Revenues Over Certain Operating Expenses for the Year Ended December 31, 2004 (audited) and the Nine Months Ended September 30, 2005 (unaudited)	F-41

Tampa Commons Building

Independent Auditors’ Report	F-43

Statements of Revenues Over Certain Operating Expenses for the Year Ended December 31, 2004 (audited) and the Nine Months Ended September 30, 2005 (unaudited)	F-44

Notes to Statements of Revenues Over Certain Operating Expenses for the Year Ended December 31, 2004 (audited) and the Nine Months Ended September 30, 2005 (unaudited)	F-45

LakePointe 5 Building

Independent Auditors’ Report	F-47

Statements of Revenues Over Certain Operating Expenses for the Year Ended December 31, 2004 (audited) and the Nine Months Ended September 30, 2005 (unaudited)	F-48

Notes to Statements of Revenues Over Certain Operating Expenses for the Year Ended December 31, 2004 (audited) and the Nine Months Ended September 30, 2005 (unaudited)	F-49

Key Center Properties Limited Partnership

Independent Auditors’ Report	F-51

Balance Sheet as of December 31, 2004	F-52

Statement of Operations for the year ended December 31, 2004	F-53

Statement of Partners’ Equity for the year ended December 31, 2004	F-54

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Wells Real Estate Investment Trust II, Inc.

We have audited the accompanying consolidated balance sheets of Wells Real Estate Investment Trust II, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2005 and 2004 and the period from inception (July 3, 2003) through December 31, 2003. Our audits also included the accompanying financial statement schedules. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wells Real Estate Investment Trust II, Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for the years ended December 31, 2005 and 2004 and the period from inception (July 3, 2003) to December 31, 2003, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/S/ ERNST & YOUNG LLP

Atlanta, Georgia

March	2, 2006

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except for share and per share data)

	December 31,
	2005	2004
Assets:
Real estate assets, at cost:
Land	$277,097	$152,399
Buildings and improvements, less accumulated depreciation of $31,961 and $7,456 as of December 31, 2005 and 2004, respectively	1,589,689	616,201
Intangible lease assets, less accumulated amortization of $43,538 and $9,453 as of December 31, 2005 and 2004, respectively	390,001	169,443
Construction in progress	6,040	447

Total real estate assets	2,262,827	938,490
Cash and cash equivalents	35,352	20,876
Tenant receivables, net of allowance for doubtful accounts of $735 and $432 as of December 31, 2005 and 2004, respectively	27,887	7,500
Prepaid expenses and other assets	44,033	4,769
Deferred financing costs, less accumulated amortization of $614 and $311 as of December 31, 2005 and 2004, respectively	3,231	977
Deferred lease costs, less accumulated amortization of $20,929 and $4,684 as of December 31, 2005 and 2004, respectively	237,553	105,153
Investments in bonds	78,000	78,000

Total assets	$2,688,883	$1,155,765

Liabilities and Stockholders’ Equity:
Lines of credit and notes payable	$832,402	$350,505
Accounts payable, accrued expenses, and accrued capital expenditures	31,694	11,664
Due to affiliates	8,220	9,823
Dividends payable	5,142	1,964
Deferred income	8,387	1,408
Intangible lease liabilities, less accumulated amortization of $3,894 and $716 as of December 31, 2005 and 2004, respectively	62,560	24,074
Obligations under capital leases	78,000	78,000

Total liabilities	1,026,405	477,438
Commitments and Contingencies	—	—
Minority Interest	2,724	1,212
Stockholders’ Equity:
Common stock, $0.01 par value; 900,000,000 shares authorized, 197,403,280 and 79,132,494 shares issued and outstanding as of December 31, 2005 and 2004, respectively	1,974	791
Additional paid-in capital	1,752,162	699,463
Cumulative distributions in excess of earnings	(94,382)	(23,139)

Total stockholders’ equity	1,659,754	677,115

Total liabilities, minority interest, and stockholders’ equity	$2,688,883	$1,155,765

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Years Ended December 31,		Period from Inception (July 3, 2003) to December 31, 2003

	2005	2004
Revenues:
Rental income	$134,972	$43,864	$—
Tenant reimbursements	29,036	6,837	—

	164,008	50,701	—
Expenses:
Property operating costs	45,818	12,836	—
Asset and property management fees:
Related party	10,639	3,098	—
Other	2,539	823	—
Depreciation	24,505	7,456	—
Amortization	43,210	12,028	—
General and administrative	9,056	4,339	94

	135,767	40,580	94

Real estate operating income (loss)	28,241	10,121	(94)
Other income (expense):
Interest expense	(25,098)	(17,610)	—
Interest and other income	9,557	2,921	—

	(15,541)	(14,689)	—

Income (loss) before minority interest and income tax benefit	12,700	(4,568)	(94)
Minority interest in (earnings) loss of consolidated subsidiaries	(220)	6	94

Income (loss) before income tax benefit	12,480	(4,562)	—
Income tax benefit	41	—	—

Net income (loss)	$12,521	$(4,562)	$—

Net income (loss) per share - basic and diluted	$0.09	$(0.15)	$(4.70)

Weighted-average shares outstanding - basic and diluted	139,680	31,372	—

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except per share amounts)

	Common Stock		Additional Paid-In Capital	Cumulative Distributions in Excess of Earnings	Total Stockholders’ Equity
	Shares	Amount
Balance, July 3, 2003 (inception)	—	$—	$—	$—	$—
Issuance of common stock	—	—	1	—	1
Net loss	—	—	—	—	—

Balance, December 31, 2003	—	—	1	—	1
Issuance of common stock	79,201	792	791,220	—	792,012
Redemptions of common stock	(69)	(1)	(689)	—	(690)
Dividends ($0.49 per share)	—	—	—	(18,577)	(18,577)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(75,241)	—	(75,241)
Other offering costs	—	—	(15,828)	—	(15,828)
Net loss	—	—	—	(4,562)	(4,562)

Balance, December 31, 2004	79,132	791	699,463	(23,139)	677,115
Issuance of common stock	119,875	1,199	1,197,555	—	1,198,754
Redemptions of common stock	(1,604)	(16)	(15,304)	—	(15,320)
Dividends ($0.60 per share)	—	—	—	(83,764)	(83,764)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(113,017)	—	(113,017)
Other offering costs	—	—	(16,535)	—	(16,535)
Net income	—	—	—	12,521	12,521

Balance, December 31, 2005	197,403	$1,974	$1,752,162	$(94,382)	$1,659,754

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,		Period from inception (July 3, 2003) to December 31, 2003
	2005	2004
Cash Flows from Operating Activities:
Net income (loss)	$12,521	$(4,562)	$—
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Minority interest in earnings (loss) of consolidated entities	220	(6)	(94)
Depreciation	24,505	7,456	—
Amortization	48,542	18,829	—
Changes in assets and liabilities:
Increase in tenant receivables, net	(19,593)	(7,500)	—
Increase in prepaid expenses and other assets	(4,609)	(1,810)	(513)
Increase in accounts payable and accrued expenses	6,450	9,907	563
Increase in due to affiliates	1,336	—	—
Increase in deferred income	6,979	408	—

Net cash provided by (used in) operating activities	76,351	22,722	(44)

Cash Flows from Investing Activities:
Investment in real estate	(1,225,058)	(861,192)	—
Proceeds from master leases	15,437	—	—
Earnest money paid	(23,238)	(46,397)	—
Acquisition fees paid	(25,253)	(12,069)	—
Deferred lease costs paid	(4,016)	—	—

Net cash used in investing activities	(1,262,128)	(919,658)	—

Cash Flows from Financing Activities:
Deferred financing costs paid	(3,650)	(6,382)	—
Proceeds from lines of credit and notes payable	592,363	911,607	—
Repayments of lines of credit and notes payable	(360,676)	(675,620)	—
Dividends paid to stockholders	(80,586)	(16,613)	—
Distributions paid to minority interest partner	(227)	—	—
Issuance of common stock	1,194,594	790,270	1
Commissions on stock sales and related dealer-manager fees paid	(109,424)	(72,848)	—
Other offering costs paid	(17,547)	(12,069)	—
Redemptions of common stock	(15,320)	(690)	—
Contribution from minority interest partner	726	—	200

Net cash provided by financing activities	1,200,253	917,655	201

Net increase in cash and cash equivalents	14,476	20,719	157
Cash and cash equivalents, beginning of period	20,876	157	—

Cash and cash equivalents, end of period	$35,352	$20,876	$157

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004, and 2003

1.	ORGANIZATION

Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”) is a Maryland corporation that has elected to be taxed as a real estate investment trust (“REIT”) for federal income tax purposes. Wells REIT II engages in the acquisition and ownership of commercial real estate properties throughout the United States, including properties that are under construction, are newly constructed, or have operating histories. Wells REIT II was incorporated on July 3, 2003 and commenced operations on January 22, 2004. Wells REIT II conducts business primarily through Wells Operating Partnership II, L.P. (“Wells OP II”), a Delaware limited partnership. Wells REIT II is the sole general partner of Wells OP II and controls the operations of Wells OP II. As of December 31, 2005, Wells REIT II owned more than 99.9% of the equity interests in Wells OP II. Wells Capital, Inc. (“Wells Capital”), the external advisor to Wells REIT II, is the sole limited partner of Wells OP II. Wells OP II acquires, develops, owns, leases, and operates real properties directly, through wholly owned subsidiaries or through joint ventures. References to Wells REIT II herein shall include all subsidiaries of Wells REIT II, including Wells OP II, its subsidiaries, and consolidated joint ventures. See Note 8 for a discussion of the advisory services provided by Wells Capital.

As of December 31, 2005, Wells REIT II owned interests in 37 office properties, one industrial building, and one hotel, comprising approximately 11.3 million square feet of commercial office space located in 15 states and the District of Columbia. Thirty-three of the properties are wholly owned and six are owned through consolidated joint ventures. As of December 31, 2005, the office and industrial properties were approximately 96.4% leased.

On December 1, 2003, Wells REIT II commenced its initial public offering of up to 785.0 million shares of common stock pursuant to a Registration Statement filed on Form S-11 under the Securities Act of 1933, with 185.0 million of such shares reserved for issuance under Wells REIT II’s dividend reinvestment plan. Wells REIT II stopped offering shares for sale under the primary offering on November 26, 2005. Wells REIT II raised gross offering proceeds of approximately $2.0 billion from the sale of approximately 195.2 million shares in its initial public offering. On November 10, 2005, Wells REIT II commenced a follow-on offering of up to 300.6 million shares of common stock pursuant to a Registration Statement filed on Form S-11 under the Securities Act of 1933, with 0.6 million of such shares reserved for issuance under Wells REIT II’s dividend reinvestment plan. As of December 31, 2005, Wells REIT II had raised gross offering proceeds of approximately $38.5 million from the sale of approximately 3.9 million shares in the follow-on offering.

After reducing aggregate gross offering proceeds raised from the sale of common stock in the initial public offering and follow-on offering of approximately $2.0 billion for payments of acquisition fees of approximately $39.7 million, selling commissions and dealer-manager fees of approximately $188.3 million, other organization and offering expenses of approximately $32.4 million, and common stock redemptions of approximately $16.7 million under the share redemption program, Wells REIT II had received aggregate net offering proceeds of approximately $1.7 billion as of December 31, 2005, all of which has been invested in real properties.

Wells REIT II’s stock is not listed on a public securities exchange. However, Wells REIT II’s charter requires that, in the event that Wells REIT II’s stock is not listed on a national securities exchange by October 2015, Wells REIT II must either seek stockholder approval of an extension or amendment of this listing deadline or stockholder approval to begin liquidating investments and distributing the resulting proceeds to the stockholders. In the event that Wells REIT II seeks stockholder approval for an extension or amendment to this listing date and does not obtain it, Wells REIT II will then be required to seek stockholder approval to liquidate. In this circumstance, if Wells REIT II seeks and does not obtain approval to liquidate, Wells REIT II will not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

Wells REIT II’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of Wells REIT II, Wells OP II, and any variable interest entities in which Wells REIT II or Wells OP II is the primary beneficiary, as defined by Financial Accounting Standards Board Interpretation No. (“FIN”) 46(R), Consolidation of Variable Interest Entities, which supersedes FIN 46 and is an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements (“ARB 51”). FIN 46(R) requires the identification of variable interest entities (“VIEs”), which are defined as entities that have a level of invested equity insufficient to fund future activities on a stand alone basis or whose equity holders lack certain characteristics of a controlling financial interest. FIN 46(R) requires the consolidation of such VIEs in cases where Wells REIT II absorbs a majority of the expected losses and returns and is, therefore, considered the primary beneficiary. The accompanying consolidated financial statements also include the accounts of entities in those situations where FIN 46(R) is not applicable and in which Wells REIT II or Wells OP II owns a controlling financial interest, as defined by Statement of Financial Accounting Standards (“SFAS”) No. 94, Consolidation of All Majority-Owned Subsidiaries, ARB 51, and Statement of Position (“SOP”) No. 78-9, Accounting for Investments in Real Estate Ventures. In determining whether Wells REIT II or Wells OP II has a controlling financial interest, the following factors are considered, among others: ownership of voting interests, protective rights of investors and participatory rights of investors.

On December 22, 2005, Wells REIT II acquired a 50% interest in an office tower, a full-service hotel, and a parking garage (collectively, the ”Key Center Complex”) through its ownership in Key Center Properties LLC (“KCP LLC”), a joint venture between Wells REIT II and Key Center Properties Limited Partnership (“KCPLP”). Wells REIT II has a note receivable due from KCPLP for approximately $72.9 million, which approximates KCPLP’s minority interest in KCP LLC. Wells REIT II has evaluated KCP LLC and KCPLP under the provisions of FIN 46(R) and concluded that both entities are VIEs for which Wells REIT II is the primary beneficiary. Accordingly, Wells REIT II has included the accounts of KCP LLC and KCPLP in the accompanying consolidated financial statements. As a result of consolidating KCPLP into the accounts of Wells REIT II, the aforementioned note receivable and 50% minority interest in KCP LLC were eliminated. The minority interest in KCPLP that is included in the accompanying consolidated balance sheets represents claims against specific, rather than general, assets and liabilities of KCPLP.

Wells REIT II owns interests in four real properties through its ownership in the following entities: Wells REIT II/Lincoln-Highland Landmark III, LLC, Nashoba View Ownership, LLC, and 2420 Lakemont Avenue, LLC (the “Joint Ventures”). Wells REIT II has evaluated the Joint Ventures under the provisions of FIN 46(R) and concluded that none are VIEs. Accordingly, upon applying the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 94, Consolidation of All Majority-Owned Subsidiaries, ARB 51, and Statement of Position (“SOP”) No. 78-9, Accounting for Investments in Real Estate Ventures, Wells REIT II has concluded that each of the Joint Ventures should be consolidated and has, therefore, included the accounts of the consolidated Joint Ventures in the accompanying consolidated financial statements.

All significant intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Real Estate Assets

Real estate assets are stated at cost less accumulated depreciation and amortization. Amounts capitalized to real estate assets consist of the cost of acquisition or construction, application of acquisition fees incurred, and any tenant improvements or major improvements and betterments that extend the useful life of the related asset. All repairs and maintenance are expensed as incurred. Additionally, Wells REIT II capitalizes interest while the development of a real estate asset is in progress. Approximately $4,000 and $49,000 of interest was capitalized during the years ended December 31, 2005 and 2004, respectively.

Wells REIT II’s real estate assets are depreciated or amortized using the straight-line method over the following useful lives:

Building	40 years
Building improvements	5-25 years
Tenant improvements	Shorter of economic life or lease term
Intangible lease assets	Lease term

Wells REIT II continually monitors events and changes in circumstances that could indicate that the carrying amounts of the real estate and related intangible assets of both operating properties and properties under construction, in which Wells REIT II has an ownership interest, either directly or through investments in joint ventures, may not be recoverable. When indicators of potential impairment are present that suggest that the carrying amounts of real estate and related intangible assets may not be recoverable, Wells REIT II assesses the recoverability of these assets by determining whether the carrying value will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, Wells REIT II decreases the carrying value of the real estate and related intangible assets to the estimated fair values, as defined by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and recognizes impairment losses. Estimated fair values are calculated based on the following information in order of preference, dependent upon availability: (i) recently quoted market prices, (ii) market prices for comparable properties, or (iii) the present value of undiscounted cash flows, including estimated salvage value. Wells REIT II has determined that there has been no impairment in the carrying value of real estate assets held by Wells REIT II during the years ended December 31, 2005 and 2004. Wells REIT II held no real estate assets as of December 31, 2003.

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, Wells REIT II allocates the purchase price of properties to acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases, based in each case on their estimated fair values.

The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building based on management’s determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand.

The fair values of above-market and below-market in-place leases are recorded based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

The fair values of in-place leases include direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. These direct lease origination costs are included in deferred lease costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Customer relationships are valued based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. These lease intangibles are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

As of December 31, 2005 and 2004, Wells REIT II recognized gross above-market in-place leases of approximately $122.8 million and $35.0 million, respectively, and gross intangible absorption period costs of approximately $310.7 million and $143.9 million, respectively, which are included in intangible lease assets in the accompanying consolidated balance sheets. As of December 31, 2005 and 2004, Wells REIT II recognized gross intangible lease origination costs of approximately $253.9 million and $109.8 million, respectively, which are included in deferred lease costs, and gross below-market in-place leases of approximately $66.5 million and $24.8 million, respectively, which are included in intangible lease liabilities in the accompanying consolidated balance sheets.

During the years ended December 31, 2005 and 2004, Wells REIT II recorded amortization expense related to intangible lease origination and absorption period costs of approximately $43.1 million and $12.0 million, respectively. In addition, Wells REIT II recorded a net increase to rental revenues in the accompanying consolidated statements of operations related to amortization of above-market and below-market in-place leases of approximately $3.9 million and $1.4 million for the years ended December 31, 2005 and 2004, respectively.

The remaining unamortized balance for these intangible assets and liabilities will be amortized as follows (in thousands):

For the year ending December 31:	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market Lease Liabilities
	Above-Market Lease Assets	Absorption Period Costs
2006	$16,923	$47,340	$28,851	$5,668
2007	16,515	42,509	28,416	5,567
2008	15,868	38,345	27,661	5,533
2009	14,867	33,411	26,285	5,490
2010	13,553	29,010	24,649	5,357
Thereafter	35,900	85,760	97,210	34,945

	$113,626	$276,375	$233,072	$62,560

Weighted-Average Amortization Period	8 years	8 years	9 years	13 years

Cash and Cash Equivalents

Wells REIT II considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value, and consist of investments in money market accounts.

Tenant Receivables

Tenant receivables are comprised of rent and reimbursement billings due from tenants and the cumulative amount of future adjustments necessary to present rental income on a straight-line basis. Tenant receivables are recorded at the original amount earned, less an allowance for any doubtful accounts, which approximates fair value. Management assesses the collectibility of accounts receivable on an ongoing basis and provides for allowances as such balances, or portions thereof, become uncollectible. Wells REIT II adjusted the allowance for doubtful accounts by recording provisions for bad debts of approximately $365,000 and $432,000 for the years ended December 31, 2005 and 2004, respectively, which is included in general and administrative expenses in the accompanying consolidated statements of operations.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets are primarily comprised of escrow accounts held by lenders to pay future real estate taxes, insurance and tenant improvements, earnest money paid in connection with future acquisitions and borrowings, other escrow accounts created in connection with the acquisition of real estate assets, notes receivable, deferred tax asset, prepaid taxes, insurance and operating costs, and capitalized acquisition fees that have not yet been applied to investments in real estate assets. Prepaid expenses and other assets will be expensed as incurred or reclassified to other asset accounts upon being put into service in future periods. Balances without future economic benefit are written off as they are identified. As of December 31, 2005 and 2004, prepaid expenses and other assets consisted of the following (in thousands):

	Years Ended December 31,
	2005	2004
Restricted cash	$38,900	$3,655
Prepaid property taxes	2,092	92
Notes receivable	1,280	—
Prepaid insurance	682	552
Other	1,079	470

	$44,033	$4,769

Deferred Financing Costs

Deferred financing costs are comprised of costs incurred in connection with securing financing from third-party lenders and are capitalized and amortized on a straight-line basis over the term of the related financing arrangements. Wells REIT II recognized amortization of deferred financing costs for the years ended December 31, 2005 and 2004 of approximately $1.4 million and $5.4 million, respectively, which is included in interest expense in the accompanying consolidated statements of operations.

Deferred Lease Costs

Deferred lease costs are comprised of costs incurred to acquire operating leases, including opportunity costs avoided by acquiring in-place leases, and are capitalized and amortized on a straight-line basis over the terms of the related leases. Wells REIT II recognized amortization of deferred lease costs of approximately $16.2 million and $4.7 million, for the years ended December 31, 2005 and 2004, respectively, which is included in amortization in the accompanying consolidated statements of operations.

Investments in Bonds and Obligations Under Capital Leases

As a result of the purchase of certain real estate assets, Wells REIT II has acquired investments in bonds and corresponding obligations under capital leases. Wells REIT II records the bonds at net principal value and obligations under capital leases at the present value of the expected payments. The related amounts of interest income and expense are recognized as earned in equal amounts and, accordingly, do not impact earnings.

Minority Interest

Minority interest represents the equity interests of consolidated subsidiaries that are not owned by Wells REIT II. Minority interest is adjusted for contributions, distributions and earnings (loss) attributable to the minority interest partners of the consolidated joint ventures. Pursuant to the terms of the consolidated joint venture agreements, all earnings and distributions are allocated to the partners of the consolidated joint ventures in accordance with their respective ownership interests. Earnings allocated to such minority interest partners are recorded as minority interest in earnings (loss) of consolidated subsidiaries in the accompanying consolidated statements of operations.

Preferred Stock

Wells REIT II is authorized to issue up to 100,000,000 shares of one or more classes or series of preferred stock with a par value of $0.01 per share. Wells REIT II’s board of directors may determine the relative rights, preferences, and privileges of each class or series of preferred stock issued, which may be more beneficial than the rights, preferences, and privileges attributable to Wells REIT II’s common stock. To date, Wells REIT II has not issued any shares of preferred stock.

Common Stock

The par value of Wells REIT II’s issued and outstanding shares of common stock is classified as common stock in the accompanying consolidated balance sheets, with the remaining net proceeds from the sale of the shares allocated to additional paid-in capital.

Dividends

In order to maintain its status as a REIT, Wells REIT II is required by the Internal Revenue Code of 1986, as amended (the “Code”), to make distributions to stockholders each taxable year equal to at least 90% of its REIT taxable income, computed without regard to the dividends-paid deduction and by excluding net capital gains attributable to stockholders (“REIT taxable income”).

Dividends to be distributed to the stockholders are determined by the board of directors of Wells REIT II and are dependent upon a number of factors relating to Wells REIT II, including funds available for payment of dividends, financial condition, the timing of property acquisitions, capital expenditure requirements and annual distribution requirements in order to maintain Wells REIT II’s status as a REIT under the Code.

Commissions and Related Dealer-Manager Fees

Pursuant to the dealer-manager agreement (see Note 8), Wells REIT II has engaged Wells Investment Securities, Inc. (“WIS”) to perform all dealer-manager functions for Wells REIT II. Commissions and related dealer-manager fees are recorded when incurred, based on the sale of Wells REIT II’s shares of common stock, as a reduction to additional paid-in capital.

Other Offering Costs

Pursuant to the Advisory Agreement (see Note 8), Wells Capital is responsible for paying all costs associated with Wells REIT II’s initial and follow-on public offerings. These costs include legal and accounting fees, printing costs, sales and promotional costs, and other costs directly associated with the offering. Subject to certain limitations, Wells REIT II is required to reimburse Wells Capital for these costs. Other offering costs are recorded when incurred as a reduction of additional paid-in capital.

Financial Instruments

Wells REIT II considers its cash and cash equivalents, tenant receivables, accounts payable, investment in bonds, obligations under capital leases, lines of credit, and notes payable to meet the definition of financial instruments. As of December 31, 2005 and 2004, the carrying value of cash and cash equivalents, tenant receivables, accounts payable, investment in bonds, and obligations under capital leases approximated their fair value. As of December 31, 2005 and 2004, the estimated fair value of Wells REIT II’s lines of credit and notes payable was approximately $824.0 million and $348.3 million, respectively.

Revenue Recognition

All leases on real estate assets held by Wells REIT II are classified as operating leases, and the related base rental income is generally recognized on a straight-line basis over the terms of the respective leases. Tenant reimbursements are recognized as revenue in the period that the related operating cost is incurred and are billed to tenants pursuant to the terms of the underlying leases. Rental income and tenant reimbursements collected in advance are recorded as deferred income in the accompanying consolidated balance sheets. Lease termination income is recognized once the tenant has lost the right to lease the space and Wells REIT II has satisfied all obligations under the related lease or lease termination agreement.

In conjunction with certain acquisitions, Wells REIT II has entered into master lease agreements with various sellers whereby the sellers are obligated to pay rent pertaining to certain non-revenue producing spaces either at the time of, or subsequent to, the property acquisition. These master leases were established at the time of acquisition in order to mitigate the potential negative effects of lost rental revenues and expense reimbursement income. Wells REIT II records payments received under master lease agreements as a reduction of the basis of the underlying property rather than rental income. Wells REIT II received total master lease payments of $15.4 million and $0 during the years ended December 31, 2005 and 2004, respectively. In addition, as of December 31, 2005 and 2004, approximately $0.6 million and $0, respectively, of master lease proceeds were held in escrow, which are included in prepaid expenses and other assets in the accompanying consolidated balance sheets.

Stock-based Compensation

As permitted by the provisions of SFAS No. 123 Accounting and Disclosure for Stock-Based Compensation (“SFAS 123”), Wells REIT II applies Accounting Principles Board (“APB”) Opinion No. 25 Accounting for Stock Issued to Employees (“APB 25”) and the related interpretations in accounting for its stock options accordingly. Wells REIT II does not recognize compensation cost in the accompanying consolidated statements of operations based upon the fair value of stock based compensation but instead provides pro forma disclosure of the compensation expense in the notes to the accompanying consolidated financial statements.

Interest Rate Swap Agreement

Wells REIT II has entered into an interest rate swap to hedge its exposure to changing interest rates on a variable rate construction loan. Wells REIT II accounts for the interest rate swap agreement in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Accordingly, Wells REIT II records the fair value of the interest rate swap agreement as either prepaid expense and other assets or accounts payable, accrued expenses, and accrued capital expenditures, and records changes in the fair value of the interest rate swap agreement as net investment income or expense classified as other income (expense) in the accompanying consolidated statement of operations. All borrowings on the related construction loan will be used to fund the construction of a build-to-suit property. Accordingly, net interest expense is capitalized to the basis of the property when gross interest expense on the construction loan exceeds gross interest rate swap income, and net investment income is recorded and classified as interest and other income when gross interest rate swap income exceeds gross interest expense on the construction loan.

Earnings Per Share

Earnings per share are calculated based on the weighted-average number of common shares outstanding during each period. Outstanding stock options have been excluded from the diluted earnings per share calculation, as their impact would be anti-dilutive using the treasury stock method because the exercise price of the options exceeds the current offering price of Wells REIT II’s common stock.

Income Taxes

Wells REIT II has elected to be taxed as a REIT under the Code and has operated as such beginning with its taxable year ended December 31, 2003. To qualify as a REIT, Wells REIT II must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its REIT taxable income. As a REIT, Wells REIT II generally is not subject to income tax on income it distributes to stockholders. Wells REIT II is subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in the accompanying consolidated financial statements.

On October 4, 2005, Wells REIT II created Wells TRS II, LLC (“Wells TRS”), a wholly owned subsidiary organized as a Delaware limited liability company. Wells REIT II has elected to treat Wells TRS as a taxable REIT subsidiary. Wells REIT II may perform additional, non-customary services for tenants of buildings owned by Wells REIT II through Wells TRS, including any real estate or non-real estate related services; however, any earnings related to such services are subject to federal and state income taxes. In addition, in order for Wells REIT II to continue to qualify as a REIT, Wells REIT II’s investment in taxable REIT subsidiaries cannot exceed 20% of the value of the total assets of Wells REIT II. In accordance with SFAS No. 109, Accounting for Income Taxes (“SFAS 109”), deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted rates expected to be in effect when the temporary differences reverse. Wells TRS has incurred a net operating loss on an income tax basis for the year ended December 31, 2005 and has recorded the related deferred tax asset and benefit in the accompanying consolidated balance sheet and statements of operations, respectively.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (Revised 2004), Share-Based Payment (“SFAS 123-R”), which replaces SFAS 123 and supersedes APB 25. SFAS 123-R applies to all transactions involving the issuance of equity securities, including, among others, common stock and stock options, in exchange for goods and services. SFAS 123-R requires Wells REIT II to recognize expense for all stock options awarded over the respective vesting periods based on their fair values. SFAS 123-R will become applicable to Wells REIT II effective January 1, 2006. To date, the options granted by Wells REIT II have not had material value. The adoption of this statement is not expected to have a material effect on Wells REIT II’s consolidated financial statements.

In March 2005, the FASB issued FIN 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”), an interpretation of SFAS No. 143, Asset Retirement Obligations (“SFAS 143”), effective for fiscal years ending after December 15, 2005. FIN 47 clarifies the definition of a “conditional asset retirement obligation” provided in SFAS 143, as a legal obligation to perform an asset retirement activity for which the timing or method of settlement is conditional upon a future event that may or may not be within control of the Wells REIT II. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Wells REIT II has identified asbestos at certain properties and may have undetected asbestos at others. Wells REIT II believes that the identified asbestos is appropriately contained and that Wells REIT II is compliant with current environmental regulations. Because the obligations to remove asbestos from any of these properties have indeterminate settlement dates, Wells REIT II is unable to reasonably estimate the fair values of these obligations. To the extent that these properties undergo major renovations or demolition, certain environmental regulations are in place, which specify the manner in which the asbestos must be handled and disposed. In such circumstances, sufficient information may become available to reasonably estimate the fair value of the liability. There are currently no plans to undertake a major renovation that would require removal of the asbestos or demolition of a property. The adoption of FIN 47 did not have a material effect on Wells REIT II’s financial statements.

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS 154”), which replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 changes the method to account for and report changes in accounting principles and corrections of errors. Previously, most voluntary changes in accounting principles required recognition as a cumulative effect adjustment to net income during the period in which the change was adopted. Conversely, in circumstances where applicable accounting guidance does not include specific transition provisions, SFAS 154 requires retrospective application to prior periods’ financial statements unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for fiscal years beginning after December 15, 2005, however, does not change the transition provisions of any of the existing accounting pronouncements. The adoption of this statement is not expected to have a material effect on Wells REIT II’s consolidated financial statements.

In July 2005, the FASB issued a Staff Position related to SOP 78-9-1: Interaction of American Institute of Certified Public Accountants SOP 78-9 and Emerging Issues Task Force (“EITF”) Issue No. 04-5 (“FSP”). The EITF reached a consensus on EITF Issue No. 04-5, Determining Whether a General Partner or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights, concluding that a general partner is presumed to control a limited partnership and should, therefore, consolidate the limited partnership unless the limited partners possess substantive “kick-out” rights or substantive “participating rights.” This FSP eliminates the concept of “important rights” provided in SOP 78-9 and replaces it with the concepts of “kick-out rights” and “substantive participating rights,” as defined in EITF Issue No. 04-5. For all new partnerships formed and existing partnerships for which the partnership agreements are modified, this FSP and EITF Issue No. 04-5 became effective as of June 30, 2005. For all other partnerships, this guidance will become effective as of January 1, 2006. The adoption of this FSP is not expected to have a material effect on Wells REIT II’s consolidated financial statements.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period financial statement presentation.

3.	REAL ESTATE ACQUISITIONS

As of December 31, 2005, Wells REIT II had acquired interests in 39 properties with aggregate purchase prices of approximately $2.5 billion. These interests were acquired as a result of acquiring 18 properties during the year ended December 31, 2004 for an aggregate purchase price of approximately $1.02 billion, exclusive of closing costs and acquisition fees, and the following acquisitions of 21 properties made during the year ended December 31, 2005 (dollars in thousands):

Property	Acquisition Date	Location	Square Feet	Purchase Price(1)
180 Park Avenue 105	March 14, 2005	Florham Park, NJ	222,000	$53,500
4241 Irwin Simpson Road	March 17, 2005	Mason, OH	224,000	$29,900
8990 Duke Boulevard	March 17, 2005	Mason, OH	78,000	$11,600
5995 Opus Parkway(2)	April 5, 2005	Minnetonka, MN	165,000	$22,700
215 Diehl Road	April 19, 2005	Naperville, IL	162,000	$30,254
100 East Pratt	May 12, 2005	Baltimore, MD	656,000	$207,500
College Park Plaza	June 21, 2005	Indianapolis, IN	179,000	$26,953
180 E. 100 South(2)	July 6, 2005	Salt Lake City, UT	206,000	$46,500
One Robbins Road(2)(3)	August 18, 2005	Westford, MA	298,000	$50,492
Four Robbins Road(2)(3)	August 18, 2005	Westford, MA	160,000	$42,000
Baldwin Point(4)	August 26, 2005	Orlando, FL	165,000	$28,700
1900 University Circle	September 20, 2005	East Palo Alto, CA	143,000	$115,773
1950 University Circle	September 20, 2005	East Palo Alto, CA	165,000	$100,607
2000 University Circle	September 20, 2005	East Palo Alto, CA	143,000	$82,638
919 Hidden Ridge(2)	November 15, 2005	Irving, TX	250,000	$45,200
5 Houston Center	December 20, 2005	Houston, TX	581,000	$166,000
Key Center Tower(5)	December 22, 2005	Cleveland, OH	1,321,000	$275,711
Key Center Marriott(5)	December 22, 2005	Cleveland, OH	310,000	$40,000
Tampa Commons	December 27, 2005	Tampa, FL	255,000	$49,083
2000 Park Lane	December 27, 2005	North Fayette, PA	231,000	$29,500
LakePointe	December 28, 2005	Charlotte, NC	112,000	$23,118

Total			6,026,000	$1,477,729

(1)	Contract price exclusive of related closing costs and acquisition fees paid to Wells Capital.

(2)	This property is managed by an affiliate. See Note 8 for more information on this relationship.

(3)	Owned by a joint venture in which Wells REIT II holds 99% ownership interest.

(4)	Owned by a joint venture in which Wells REIT II holds 97% ownership interest.

(5)	Owned by a joint venture in which Wells REIT II holds 50% ownership interest.

4.	LINES OF CREDIT AND NOTES PAYABLE

As of December 31, 2005 and 2004, Wells REIT II had the following indebtedness outstanding (in thousands):

Facility	December 31, 2005		December 31, 2004
Lines of credit	$214,000		$115,350
University Circle Buildings mortgage note	122,932	(1)	—
100 East Pratt Street Building mortgage note	105,000		—
Wildwood Buildings mortgage note	90,000		90,000
5 Houston Center Building mortgage note	90,000		—
One West Fourth Street Building mortgage note	49,662		50,840
800 North Frederick Building mortgage note	46,400		46,400
Highland Landmark Building mortgage note	30,840		30,840
9 Technology Drive Building mortgage note	23,800		—
One and Four Robbins Road Buildings mortgage note	23,000		—
Finley Road and Opus Place Buildings mortgage note	17,721	(2)	17,075	(2)
Key Center Complex mortgage notes	12,571	(3)	—
LakePointe 3 construction loan	6,476		—

Total indebtedness	$832,402		$350,505

(1)	Upon acquisition of the University Circle Buildings, Wells REIT II adjusted this loan to fair value by adjusting the basis with a corresponding adjustment to building. This fair value adjustment is amortized to interest expense over the loan term. The outstanding principal balance and unamortized fair value adjustment for this loan were approximately $117.7 million and approximately $5.2 million, respectively, as of December 31, 2005.

(2)	Upon acquisition of the Finley Road and Opus Place Buildings, Wells REIT II adjusted this loan to fair value by adjusting the basis with a corresponding adjustment to building. This fair value adjustment is amortized to interest expense over the loan term. The outstanding principal balance and unamortized fair value adjustment for this loan were approximately $17.8 million and approximately $(0.1) million, respectively, as of December 31, 2005, and approximately $17.8 million and $(0.7) million, respectively, as of December 31, 2004.

(3)	Upon acquisition of the Key Center Complex, Wells REIT II adjusted these loans to fair value by adjusting the basis with corresponding adjustments to building. This fair value adjustment is amortized to interest expense over the loan term. The outstanding principal balance and unamortized fair value adjustment for this loan were approximately $17.7 million and approximately $(5.1) million, respectively, as of December 31, 2005.

On May 9, 2005, Wells REIT II entered into a $400.0 million, three-year, unsecured revolving financing facility (the “Wachovia Line of Credit”) with a syndicate of banks led by Wachovia Bank, N.A. (“Wachovia”). The Wachovia Line of Credit replaced the $430.0 million, 180-day, secured revolving financing facility with Bank of America, N.A. (the “BOA Line of Credit”). In connection with the closing, Wells REIT II paid fees and expenses totaling approximately $2.1 million. As of December 31, 2005 and 2004, $214.0 million and $115.4 million were outstanding under the Wachovia Line of Credit and the BOA Line of Credit, respectively.

As of December 31, 2004, Wells REIT II had the ability to borrow additional funds of up to approximately $192.2 million under the BOA Line of Credit. Interest on the BOA Line of Credit accrued at a per annum rate of the London Interbank Offered Rate (“LIBOR”) plus 2.25% or the base rate, plus 0.50%, at the option of Wells REIT II (4.74% as of December 31, 2004). The base rate for any day was the higher of (1) the Federal Funds Rate for such day, plus 0.50%, or (2) BOA’s prime rate for such day.

The Wachovia Line of Credit contains borrowing arrangements that include interest costs based on, at the option of Wells REIT II, LIBOR for 7-, 30-, 60-, 90-, or 180-day periods, plus an applicable margin ranging from 0.85% to 1.20% (“LIBOR Loans”), or the floating base rate. The applicable margin for LIBOR Loans is based on the ratio of debt to total asset value. The base rate for any day is the higher of Wachovia’s prime rate for such day, or the Federal Funds Rate for such day plus 50 basis points. Under the terms of the Wachovia Line of Credit, accrued interest shall be payable in arrears on the first day of each calendar month. In addition, unused fees are assessed on a quarterly basis at a rate of 0.125% or 0.175% per annum of the amount by which the facility exceeds outstanding borrowings plus letters of credit. Wells REIT II is required to repay outstanding principal and accrued interest on May 9, 2008. The initial maturity date can be extended to May 9, 2009 if Wells REIT II seeks an extension and meets the related conditions set forth in the agreement. Wells REIT II can repay the Wachovia Line of Credit at any time without premium or penalty. The interest rate as of December 31, 2005 was 5.23% on $134.0 million of the outstanding balance and 5.31% on the remaining $80.0 million.

Wells REIT II can borrow up to 50% of the unencumbered asset value, or the aggregate value of a subset of lender-approved properties. Unencumbered asset value is calculated as the annualized net operating income of the lender-approved properties owned for four consecutive fiscal quarters divided by 8.25%, plus the book value, computed in accordance with GAAP, of such properties acquired during the most recently ended four fiscal quarters, plus the GAAP book value of construction-in-process properties included in the lender-approved subset (the “borrowing capacity”). During September 2005, Wells REIT II pledged approximately $9.2 million of its borrowing capacity under the Wachovia Line of Credit to letters of credit for future tenant improvements and leasing costs. After consideration of the letters of credit, Wells REIT II had a remaining borrowing capacity, as of December 31, 2005, of up to approximately $35.9 million under the Wachovia Line of Credit.

The Wildwood, 800 North Frederick, Highland Landmark, 9 Technology Drive, 100 East Pratt Street, One and Four Robbins Road, and 5 Houston mortgage notes represent non-recourse mortgage loans secured by specific assets. The aggregate book value of the properties securing these loans is approximately $786.7 million as of December 31, 2005. These loans require monthly payment of interest at fixed rates ranging from 4.31% to 5.08% per annum and principal is due upon maturity. The Wildwood, 800 North Frederick, Highland Landmark, 9 Technology Drive, 100 East Pratt Street, Robbins Road, and 5 Houston mortgage notes mature in 2014, 2011, 2012, 2008, 2017, 2010, and 2008, respectively.

The One West Fourth and University Circle mortgage notes are non-recourse mortgage loans secured by properties with a net book value of $374.1 million as of December 31, 2005. Interest accrues on the One West Fourth Street loan at a per annum rate of 5.8%, and requires monthly payments of principal and interest ranging from approximately $341,000 to $382,000 through maturity in 2018 when all remaining unpaid principal is due. The University Circle loan accrues interest at a per annum rate of 6.04%, and requires monthly payments of principal and interest of approximately $774,000 through maturity in 2011 when all remaining unpaid principal is due. On January 3, 2006, Wells REIT II repaid the entire outstanding principal balance on the University Circle mortgage note of approximately $117.7 million and, additionally, paid accrued interest and a prepayment penalty totaling approximately $5.7 million. In connection with prepayment of the University Circle mortgage note, Wells REIT II wrote off the related unamortized fair value adjustment of approximately $5.2 million, which resulted in an estimated loss on early extinguishment of debt of $0.5 million when combined with the $5.7 million prepayment penalty.

The Finley Road and Opus Place mortgage notes represent a loan provided by the seller of the Finley Road and Opus Place properties. The loan requires no payments of principal or interest until maturity in 2006 when Wells REIT II must pay an amount equal to $17.8 million. The loan was recorded at fair value on the date of purchase using an imputed interest rate of 3.742%. The loan is secured by the Finley Road and Opus Place properties whose aggregate net book values were $70.3 million as of December 31, 2005. On February 3, 2006, Wells REIT II repaid the entire outstanding principal on the Finley Road and Opus Place mortgage note of $17.8 million.

The Key Center mortgage notes are non-interest bearing loans secured by the Key Center Complex, which has a net book value of $314.4 million as of December 31, 2005. These loans require no payments of principal or interest until maturity in 2012 when Wells REIT II must pay an amount equal to $17.7 million. The loans were recorded at fair value on the date of purchase using an imputed interest rate of 5.43%.

The LakePointe 3 construction loan represents a construction loan to fund up to $17.1 million of the costs to build an office building in Charlotte, North Carolina. The loan requires monthly interest payments and matures in 2007. The interest rate, per annum, is the monthly LIBOR Index Rate offered by Wachovia plus 100 basis points. Wells REIT II entered into an interest rate swap to hedge exposure to changing interest rates, resulting in Wells REIT II paying a fixed rate of 4.84% per annum of the balance outstanding at each payment date. The interest rate swap expires in 2007.

Wells REIT II’s weighted-average interest rate as of December 31, 2005 and 2004 for the aforementioned borrowings was approximately 5.21% and 4.90%, respectively. Wells REIT II made interest payments, including amounts capitalized, of approximately $16.7 million and $8.1 million during the years ended December 31, 2005 and 2004, respectively.

The following table summarizes the scheduled aggregate principal repayments for the five years subsequent to December 31, 2005 (in thousands):

	Principal Repayments
2006	$21,426	(1)(2)
2007	10,645	(1)
2008	332,210	(1)
2009	4,666	(1)
2010	27,938	(1)
Thereafter	435,517	(1)

Total	$832,402

(1)	Includes principal payments due as of December 31, 2005 of approximately $3,261, $3,400, $3,548, $3,704, $3,871, and $105,148 for the years ended December 31, 2006, 2007, 2008, 2009, 2010, and thereafter, respectively, under the University Circle mortgage note, which was paid in full on January 3, 2006.

(2)	Includes principal payments due as of December 31, 2005 of approximately $17,721 for the year ended December 31, 2006 under the Finley Road and Opus Place mortgage note, which was paid in full on February 3, 2006.

5.	COMMITMENTS AND CONTINGENCIES

Take-out Agreements

Wells Management Company, Inc. (“Wells Management”), an affiliate of Wells Capital, has developed a program that involves the acquisition of income-producing commercial properties through a series of single-member limited liability companies for the purpose of facilitating the resale of co-tenancy interests in such real estate properties (the “Wells Section 1031 Program”) to persons seeking to reinvest the proceeds from a sale of real estate held for investment in another real estate investment to qualify for like-kind exchange treatment under Section 1031 of the Internal Revenue Code (“1031 Participants”). Acquisitions of properties for the Wells Section 1031 Program are generally financed with a combination of permanent first mortgage financing and interim financing obtained from institutional lenders. Following the acquisition of a property, a subsidiary of Wells Management attempts to sell co-tenancy interests in such property to 1031 Participants, the proceeds from which are typically used to immediately repay interim financing.

As of December 31, 2005, Wells REIT II had commitments outstanding under three Take-Out Purchase and Escrow Agreements (the “Take-Out Agreements”). Under the terms of the Take-Out Agreements, Wells REIT II has committed to purchase any co-tenancy interests in properties acquired by subsidiaries of Wells Management and unsold to 1031 Participants as of the maturity date of the interim financing obtained to acquire the properties. In consideration for the exposure created under the Take-Out Agreements, Wells REIT II earned fees of approximately $0.8 million and $0 during the years ended December 31, 2005 and 2004, respectively, which is included in interest and other income in the accompanying consolidated statement of operations.

Information on the Take-Out Agreements outstanding as of December 31, 2005 is as follows (in thousands):

Location of Property	Property Acquisition Date	Obligation End Date	Initial Maximum Exposure	Remaining Exposure at December 31, 2005	Fee Earned
Lisle, IL	December 14, 2005	June 14, 2006	$12,080	$12,080	$151
Bellevue, NE	December 16, 2005	June 16, 2006	$21,610	$21,610	$270
Bellevue, NE	December 16, 2005	June 16, 2006	$14,440	$14,440	$181

Decision One Building

On June 24, 2005, Wells REIT II entered into an agreement to purchase a five-story office building currently under construction that will contain approximately 180,000 rentable square feet in Lancaster, South Carolina (the “Decision One Building”) for a gross purchase price of approximately $33.7 million, plus closing costs and an allowance for tenant improvements and leasing commissions not to exceed $1.8 million. In connection with the execution of this agreement, Wells REIT II paid a nonrefundable deposit of $3.4 million to an escrow agent in June 2005, which will be applied to the purchase price. Completion of the construction of the Decision One Building is anticipated to occur in June 2006, at which point the purchase price will become due and payable to the seller. Decision One Mortgage Company will lease 100% of the Decision One Building at rental rates to be determined based upon total actual construction costs.

Property Under Construction

Wells REIT II executed a construction agreement with an unrelated third party for the purpose of constructing the LakePointe 3 office building in Charlotte, North Carolina. As of December 31, 2005, Wells REIT II had approximately $10.7 million in costs remaining to be incurred under the agreement. Construction is anticipated to be completed by September 2006.

University Circle Buildings

In connection with the acquisition of the University Circle Buildings on September 20, 2005, Wells REIT II will owe additional purchase consideration ranging from $7.7 million to $12.9 million. The exact amount will be calculated pursuant to an earnout agreement between Wells REIT II and the seller and will be based on the amount of qualified leases, as defined, to be procured by the seller for currently vacant space on or before May 1, 2006. In connection with this earnout agreement, at closing, Wells REIT II assigned $7.7 million of available borrowings under the Wachovia Line of Credit to a letter of credit. As of December 31, 2005, the minimum earnout payment due of $7.7 million has been capitalized and is included in accounts payable, accrued expenses, and accrued capital expenditures in the accompanying consolidated balance sheet; however, an amendment to the purchase and sale agreement executed in

January 2006 caused the minimum earnout payment to decrease from $7.7 million to $7.5 million. Further, Wells REIT II incurred additional purchase consideration of approximately $2.9 million related to a qualified lease procured by the seller in January 2006, which increased the minimum earnout payment to approximately $10.4 million.

Commitments Under Existing Lease Agreements

Certain lease agreements include provisions that, at the option of the tenant, may obligate Wells REIT II to expend capital to expand an existing property or provide other expenditures for the benefit of the tenant. The current lease with the majority tenant of the 100 East Pratt Street Building, T. Rowe Price Group, Inc., entitles T. Rowe Price Group, Inc. to obligate Wells REIT II to fund tenant improvements or grant leasing commissions of up to $13.9 million, of which approximately $1.9 million may be used to offset future rental billings at the tenant’s discretion. As of December 31, 2005, no tenants have exercised such options that had not been materially satisfied.

Litigation

Wells REIT II is from time to time a party to legal proceedings, which arise in the ordinary course of its business. Wells REIT II is not currently involved in any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on the results of operations or financial condition of Wells REIT II. Wells REIT II is not aware of any such legal proceedings contemplated by governmental authorities.

Operating Lease Obligations

Wells REIT II owns one property that is subject to a ground lease with an expiration date of December 31, 2058. As of December 31, 2005, the remaining required payments under the terms of this ground lease are as follows (in thousands):

Payment
2006	$60
2007	60
2008	60
2009	60
2010	60
Thereafter	2,880

Total	$3,180

Obligations Under Capital Leases

Certain properties are subject to ground leases meeting the qualifications of a capital lease. Each obligation requires payments equal to the amounts of principal and interest receivable of related investments in bonds, which mature in 2011 or 2012. Required payments under the terms of the leases are as follows as of December 31, 2005 (in thousands):

Payment
2006	$4,680
2007	4,680
2008	4,680
2009	4,680
2010	4,680
Thereafter	85,980

109,380
Amounts representing interest	(31,380)

Total	$78,000

6.	STOCKHOLDERS’ EQUITY

Stock Option Plan

Wells REIT II maintains the Stock Option Plan that provides for grants of “non-qualified” stock options to be made to selected employees of Wells Capital and Wells Management. A total of 750,000 shares have been authorized and reserved for issuance under the Stock Option Plan. As of December 31, 2005, no stock options have been granted under the plan; therefore, all 750,000 shares are available for option grants, subject to limitations set forth in the charter.

Under the Stock Option Plan, the exercise price per share for the options must be the greater of (1) $11.00 or (2) the fair market value (as defined in the Stock Option Plan) on the date the option is granted. The conflicts committee of Wells REIT II’s board of directors, upon recommendation and consultation with Wells Capital, may grant options under the plan. The conflicts committee has the authority to set the term and vesting period of the stock options as long as no option has a term greater than five years from the date the stock option is granted. If the conflicts committee determines that the potential benefits of the stock options may be inappropriately diluted or enlarged as a result of certain corporate transactions or events, the conflicts committee may adjust the number and class of shares or the exercise price with respect to any option. No stock option may be exercised if such exercise would jeopardize Wells REIT II’s status as a REIT under the Code, and no stock option may be granted if the grant, when combined with those issuable upon exercise of outstanding options or warrants granted to Wells REIT II’s advisor, directors, officers, or any of their affiliates, would exceed 10% of Wells REIT II’s outstanding shares. No option may be sold, pledged, assigned, or transferred by an option holder in any manner other than by will or the laws of descent or distribution.

Independent Director Stock Option Plan

Wells REIT II maintains the Independent Director Stock Option Plan (the “Director Plan”) that provides for grants of stock to be made to independent directors of Wells REIT II. A total of 100,000 shares have been authorized and reserved for issuance under the Director Plan. As of December 31, 2005 and 2004, 36,000 and 28,000 options had been granted under the plan, respectively. Therefore, as of December 31, 2005, 64,000 shares remain available for independent director stock option grants, subject to limitations set forth in the charter.

Under the Director Plan, options to purchase 2,500 shares of common stock at $12.00 per share are granted upon initially becoming an independent director of Wells REIT II. Of these options, 20% are exercisable immediately on the date of grant. An additional 20% of these options become exercisable on each anniversary for four years following the date of grant. Additionally, effective on the date of each annual stockholder meeting, beginning in 2004, each independent director will be granted options to purchase 1,000 additional shares of common stock at the greater of (1) $12.00 per share or (2) the fair market value (as defined in the Director Plan) on the last business day preceding the date of the annual stockholder meeting. These options are 100% exercisable two years after the date of grant. All options granted under the Director Plan expire no later than the tenth anniversary of the date of grant and may expire sooner if the independent director dies, is disabled, or ceases to serve as a director. In the event that the potential benefits of the stock options may be inappropriately diluted or enlarged as a result of certain corporate transactions or events, the conflicts committee may adjust the number and class of shares or the exercise price with respect to any option. No stock option may be exercised if such exercise would jeopardize Wells REIT II’s status as a REIT under the Code, and no stock option may be granted if the grant, when combined with those issuable upon exercise of outstanding options or warrants granted to

Wells REIT II’s advisor, directors, officers, or any of their affiliates, would exceed 10% of Wells REIT II’s outstanding shares. No option may be sold, pledged, assigned, or transferred by an independent director in any manner other than by will or the laws of descent or distribution.

A summary of stock option activity under Wells REIT II’s Director Plan during the years ended December 31, 2005 and 2004 is as follows:

	Number	Exercise Price	Exercisable
Outstanding as of December 31, 2003	—	—	—
Granted in 2004	28,000	$12

Outstanding as of December 31, 2004	28,000	$12	4,000
Granted in 2005	8,000	$12

Outstanding as of December 31, 2005	36,000	$12	8,000

In accordance with SFAS 123, Wells REIT II estimated the fair value of each stock option granted in 2005 and 2004 as of the date of the grant using the Black-Scholes-Merton model with the following assumptions:

	2005	2004
Risk-free rate	3.81%	3.88%
Projected future dividend yield	6.00%	6.00%
Expected life of the options	6 years	6 years
Volatility	0.168	0.212

As none of the options described above have been exercised, Wells REIT II does not have relevant historical data on which to base an estimate of the expected life of the independent director options. The expected life of such options has been estimated to equal one-half of the sum of the contractual term (10 years), plus the weighted-average vesting period (2 years). As Wells REIT II’s common stock is not publicly traded, Wells REIT II does not have relevant historical data on which to base an estimate of volatility in the value of such options. The volatility of such options has been estimated to equal the average fluctuations in historical stock prices of publicly traded companies that are otherwise similar to Wells REIT II. Based on the above assumptions, the fair value of the options granted during the years ended December 31, 2005 and 2004 was insignificant. The weighted-average contractual remaining life for options that were exercisable as of December 31, 2005 was approximately eight years.

Dividend Reinvestment Plan

Wells REIT II maintains the Dividend Reinvestment Plan (“DRP”) that allows common stockholders to elect to reinvest an amount equal to the dividends declared on their common shares in additional shares of Wells REIT II’s common stock in lieu of receiving cash dividends. Under the DRP, shares may be purchased by participating stockholders at the higher of $9.55 per share or 95% of the estimated per share value, as estimated by Wells Capital or another firm chosen by the board of directors for that purpose. Participants in the DRP may purchase fractional shares so that 100% of the dividends will be used to acquire shares of Wells REIT II’s stock. Wells REIT II pays no dealer-manager fees on shares issued under the DRP. On August 10, 2005 Wells REIT II adopted an amended and restated DRP, which eliminated all commissions paid on shares issued under the DRP effective for the fourth quarter 2005 dividend payment. Prior to the adoption of the amended and restated DRP, Wells REIT II paid selling commissions of 5.0% in connection with sales under the DRP to the extent it paid commissions on the shares to which the dividends relate. The board of directors, by majority vote, may amend or terminate the DRP for any reason, provided that any amendment that adversely affects the rights or obligations of a participant (as determined in the sole discretion of the board of directors) will only take effect upon 10 days’ written notice to participants.

Share Redemption Program

Wells REIT II maintains a Share Redemption Program (“SRP”) for stockholders who hold their shares for more than one year, subject to certain limitations. The SRP provides that Wells REIT II may repurchase a share of common stock for $9.10 per share, or 91% of the price paid for those shares sold for less than $10.00. This redemption price is expected to remain fixed until three years after Wells REIT II completes its offering stage. Wells REIT II will view its offering stage as complete upon the termination of its first public equity offering that is followed by a one-year period during which it does not engage in another public equity offering (other than secondary offerings or offerings related to a DRP, employee benefit plan, or the issuance of shares upon redemption of interests in Wells OP II). Thereafter, the redemption price would equal 95% of the per share value of Wells REIT II as estimated by Wells Capital or another firm chosen by the board of directors for that purpose.

Redemptions sought within two years of the death or qualifying disability (as defined in the SRP) of a stockholder do not require a one-year holding period, and the redemption price is the amount paid for the shares until three years after completion of the above-mentioned offering stage. At that time, the redemption price would be the higher of the amount paid for the shares or 100% of the estimated per share value of Wells REIT II.

Shares redeemed during a calendar year under the SRP, other than upon the death or qualifying disability of a stockholder, may not exceed (i) 50% of the net proceeds from the sale of shares through the DRP in the current calendar year or (ii) 5% of the weighted-average common shares outstanding during the preceding calendar year. In addition, Wells REIT II currently limits all redemptions during any calendar year, including redemptions upon death or qualifying disability, to those that can be funded with proceeds from the sale of shares under the DRP during the current calendar year. The board of directors may amend, suspend, or terminate the SRP at any time with 30 days’ notice. Approximately 1.6 million and 70,000 shares were redeemed under the SRP, during the years ended December 31, 2005 and 2004, respectively.

On February 8, 2006, the board of directors of Wells REIT II approved an amendment to the SRP, which will become effective 30 days after the filing of this annual report on Form 10-K. The primary effect of these changes should be to increase the number of shares Wells REIT II can redeem upon the request of the heirs of its stockholders. The limits on Wells REIT II’s ability to redeem shares under the amended program are set forth below:

•	Wells REIT II will not make an Ordinary Redemption until one year after the issuance of the share to be redeemed. Redemptions that do not occur within two years of a stockholder’s death or qualifying disability are “Ordinary Redemptions.”

•	Wells REIT II will not redeem shares on any redemption date to the extent that such redemptions would cause the amount paid for Ordinary Redemptions since the beginning of the then-current calendar year to exceed 50% of the net proceeds from the sale of shares under the DRP during such period.

•	Wells REIT II will limit Ordinary Redemptions and those in connection with a “qualifying disability” so that the aggregate of such redemptions during any calendar year do not exceed 100% of the net proceeds from the DRP during the calendar year.

•	Wells REIT II will limit all redemptions (including those upon death or “qualifying disability” of a stockholder) during any calendar year to no more than 5% of the weighted-average number of shares outstanding in the prior calendar year.

7.	SUPPLEMENTAL DISCLOSURES OF NONCASH ACTIVITIES

Outlined below are significant noncash investing and financing transactions for the years ended December 31, 2005 and 2004 and the period from inception (July 3, 2003) to December 31, 2003 (in thousands):

			Period from Inception (July 3, 2003) to December 31, 2003
	Years Ended December 31,
	2005	2004
Acquisition fees applied to investments	$24,074	$15,646	$—

Acquisition fees due to affiliate	$2,397	$3,759	$—

Investment in real estate funded with other assets	$345	$—	$—

Capital expenditures accrued	$4,041	$4,148	$—

Other assets assumed upon acquisition of properties	$9,378	$—	$—

Write-off of fully amortized deferred financing costs	$1,093	$5,095	$—

Deferred lease costs accrued	$521	$—	$—

Assumption of bonds and related obligations under capital leases upon acquisition of properties	$—	$78,000	$—

Notes payable assumed upon acquisition of properties	$225,932	$115,485	$—

Proceeds from notes payable placed in escrow	$23,912	$—	$—

Net fair market value adjustment to increase (decrease) notes payable upon acquisition of properties	$366	$(967)	$—

Liabilities assumed upon acquisition of properties	$12,622	$3,822	$—

Contributions from minority interest partners	$793	$1,112	$—

Discounts applied to issuance of common stock	$4,160	$1,742	$—

Dividends payable	$5,142	$1,964	$—

Commissions on stock sales and related dealer-manager fees due to affiliate	$84	$651	$—

Other offering costs due to affiliate	$2,747	$3,759	$—

8.	RELATED-PARTY TRANSACTIONS

Advisory Agreement

On October 20, 2005, Wells REIT II entered into a new advisory agreement (the “Advisory Agreement”) with Wells Capital, which entitles Wells Capital to earn specified fees for certain services. The Advisory Agreement is effective through October 19, 2006; however, either party may terminate the Advisory Agreement without cause or penalty upon providing 60 days’ written notice. If initiating termination of the Advisory Agreement, Wells REIT II would be obligated to pay all unpaid earned fees and reimbursements of expenses to Wells Capital.

Under the terms of the Advisory Agreement, Wells Capital receives the following fees and reimbursements:

•	Reimbursement of organization and offering costs paid by Wells Capital on behalf of Wells REIT II, not to exceed 2.0% of gross offering proceeds;

•	Acquisition fees of 2.0% of gross offering proceeds, subject to certain limitations; Wells REIT II also reimburses Wells Capital for expenses it pays to third parties in connection with acquisitions or potential acquisitions;

•	Monthly asset management fees equal to one-twelfth of 0.75% of the cost of (1) all properties of Wells REIT II and (2) investments in joint ventures. The amount of these fees paid in any calendar quarter may not exceed 0.25% of the net asset value of those investments at each quarter-end after deducting debt used to acquire or refinance properties;

•	Reimbursement for all costs and expenses Wells Capital incurs in fulfilling its duties as the asset portfolio manager, including (i) wages and salaries and other employee-related expenses of Wells Capital’s employees, which perform a full range of real estate services for Wells REIT II, including management, administration, operations, and marketing, and are billed to Wells REIT II based on the amount of time spent on Wells REIT II by such personnel, provided that such expenses are not reimbursed if incurred in connection with services for which Wells Capital receives a disposition fee (described below) or an acquisition fee, and (ii) amounts paid for IRA custodial service costs allocated to Wells REIT II accounts;

•	For any property sold by Wells REIT II, a disposition fee equal to 1.0% of the sales price, with the limitation that the total real estate commissions (including such disposition fee) for any Wells REIT II property sold may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property;

•	Incentive fee of 10% of net sales proceeds remaining after stockholders have received distributions equal to the sum of the stockholders’ invested capital plus an 8% return of invested capital; and

•	Listing fee of 10% of the excess by which the market value of the stock plus dividends paid prior to listing exceeds the sum of 100% of the invested capital plus an 8% return on invested capital.

Per the terms of the Advisory Agreement, Wells REIT II is required to reimburse Wells Capital for certain organization and offering costs up to the lesser of actual expenses or 2% of gross equity raised. As of December 31, 2005, Wells REIT II has incurred and charged to additional paid-in capital cumulative other offering costs of approximately $31.6 million related to the initial offering and $0.8 million related to the follow-on offering, which represents approximately 1.6% and 2.0% of cumulative gross equity raised by Wells REIT II under each offering, respectively. Wells Capital has incurred cumulative organization and offering costs on behalf of Wells REIT II of approximately $31.6 million related to the initial offering and $1.9 million related to the follow-on offering.

Dealer-Manager Agreement

Wells REIT II has executed a Dealer-Manager Agreement with WIS, whereby WIS, an affiliate of Wells Capital, performs the dealer-manager function for Wells REIT II. For these services, WIS earns a fee of up to 7% of the gross offering proceeds from the sale of the shares of Wells REIT II, of which substantially all is re-allowed to participating broker dealers.

Additionally, Wells REIT II is required to pay WIS a dealer-manager fee of up to 2.5% of the gross offering proceeds from the sale of Wells REIT II’s stock at the time the shares are sold. Under the dealer-manager agreement, up to 1.5% of the gross offering proceeds may be reallowed by WIS to participating broker dealers.

Property Management, Leasing, and Construction Agreement

On November 24, 2004, Wells REIT II entered into a Master Property Management, Leasing, and Construction Agreement (the “Management Agreement”) with Wells Management. In consideration for supervising the management, leasing, and construction of certain Wells REIT II properties, Wells REIT II will pay the following fees to Wells Management in accordance with the terms of the Management Agreement:

•	Property management fees in an amount equal to a percentage negotiated for each property managed by Wells Management of the gross monthly income collected for that property for the preceding month;

•	Leasing commissions for new, renewal, or expansion leases entered into with respect to any property for which Wells Management serves as leasing agent equal to a percentage as negotiated for that property of the total base rental and operating expenses to be paid to Wells REIT II during the applicable term of the lease, provided, however, that no commission shall be payable as to any portion of such term beyond ten years;

•	Initial lease-up fees for newly constructed properties under the agreement, generally equal to one month’s rent;

•	Fees equal to a specified percentage of up to 5% of all construction build-out funded by Wells REIT II, given as a leasing concession, and overseen by Wells Management; and

•	Other fees as negotiated with the addition of each specific property covered under the agreement.

Related Party Costs

Pursuant to the terms of the agreements described above, Wells REIT II incurred the following related-party costs for the years ended December 31, 2005 and 2004 and the period from inception (July 3, 2003) to December 31, 2003 (in thousands):

			Period from Inception (July 3, 2003) to December 31, 2003
	Years Ended December 31,
	2005	2004
Commissions(1)	$83,048	$55,441	$—
Dealer-manager fees(1) (2)	29,969	19,800	—
Acquisition fees(3)	23,892	15,828	—
Reimbursement of organization and offering costs(1)	16,535	15,828	—
Asset management fees	10,417	3,032	—
Administrative reimbursements	3,831	1,247	—
Property management fees	222	66	—

	$167,914	$111,242	$—

(1)	Commissions, dealer-manager fees, and reimbursements of organization and offering costs are charged against stockholders’ equity in the accompanying consolidated balance sheets.

(2)	For the years ended December 31, 2005 and 2004, $14.3 million and $9.0 million, respectively, were reallowed by WIS to participating broker dealers.

(3)	Acquisition fees are capitalized and included in prepaid expenses and other assets in the accompanying consolidated balance sheets and are allocated to properties upon acquisition. All acquisition fees had been allocated to properties as of December 31, 2005. As of December 31, 2004, $0.2 million was included in prepaid expenses and other assets in the accompanying consolidated balance sheets.

Wells REIT II incurred no related-party disposition fees, incentive fees, listing fees, leasing commissions, or construction-related fees during the years ended December 31, 2005 and 2004.

Due to Affiliates

The detail of amounts due to affiliates is provided below as of December 31, 2005 and 2004 (in thousands):

	December 31
	2005	2004
Organization and offering cost reimbursements due to Wells Capital	$2,747	$3,759
Acquisition fees due to Wells Capital	2,397	3,759
Asset management fees due to Wells Capital	2,086	1,555
Other salary and administrative reimbursements due to Wells Capital and Wells Management	906	99
Commissions and dealer-manager fees due to WIS	84	651

	$8,220	$9,823

Economic Dependency

Wells REIT II has engaged Wells Capital and its affiliates, Wells Management and WIS, to provide certain services that are essential to Wells REIT II, including asset management services, supervision of the management and leasing of some properties owned by Wells REIT II, asset acquisition and disposition services, the sale of shares of Wells REIT II common stock, as well as other administrative responsibilities for Wells REIT II including accounting services, stockholder communications, and investor relations. These agreements are terminable by either party upon 60 days’ written notice. As a result of these relationships, Wells REIT II is dependent upon Wells Capital, Wells Management, and WIS.

Wells Capital, Wells Management, and WIS are all owned and controlled by Wells Real Estate Funds, Inc. (“WREF”). The operations of Wells Capital, Wells Management, and WIS represent substantially all of the business of WREF. Accordingly, Wells REIT II focuses on the financial condition of WREF when assessing the financial condition of Wells Capital, Wells Management, and WIS. In the event that WREF were to become unable to meet its obligations as they become due, Wells REIT II might be required to find alternative service providers.

Future net income generated by WREF will be largely dependent upon the amount of fees earned by Wells Capital and Wells Management based on, among other things, the level of investor proceeds raised from the sale of Wells REIT II’s common stock and the volume of future acquisitions and dispositions of real estate assets by WREF-sponsored programs. As of December 31, 2005 and 2004, Wells REIT II believes that WREF generates adequate cash flow from operations and has adequate liquidity available in the form of cash on hand and current receivables necessary to meet its current and future obligations as they become due.

Dismissal of Litigation Against Related Parties

During early 2004, a putative class action complaint was filed against, among others, Leo. F. Wells, III, the president and a director of Wells REIT II, Wells Capital, and Wells Management (Hendry et al. v. Leo F. Wells, III et al., Superior Court of Gwinnett County, Georgia, Civil Action No. 04-A-2791-2). The Court granted the plaintiffs’ motion to permit voluntary dismissal of this suit, and the case was subsequently dismissed without prejudice. In November 2004, the same plaintiffs filed a second putative class action complaint against, among others, Mr. Wells, Wells Capital, and Wells Management (Hendry et al. v. Leo F. Wells, III et al., Superior Court of Gwinnett County, Georgia Civil Action No. 04A-13051-6). The second action alleges, among other things, that: (i) Mr. Wells and Wells Capital breached their fiduciary duties to the limited partners of Wells Real Estate Fund I (“Fund I”), a previously syndicated real estate partnership sponsored by Wells Capital and Mr. Wells, in connection with certain disclosures and prior actions relating to the distribution of net sale proceeds, (ii) the defendants breached an alleged contract arising out of a June 2000 consent solicitation to the limited partners of Fund I relating to an alleged waiver of deferred management fees, and (iii) certain misrepresentations and omissions in an April 2002 consent solicitation to the limited partners of Fund I caused that consent solicitation to be materially misleading. The plaintiffs seek, among other remedies, judgment against Mr. Wells and Wells Capital, jointly and severally, in an amount to be proven at trial; punitive damages; disgorgement of fees earned by the general partners of Fund I; enforcement of the alleged contract relating to the alleged waiver of deferred management fees; and an award to the plaintiffs of their attorneys’ fees, costs, and expenses. On January 28, 2005, the defendants filed motions for summary judgment and motions to dismiss the plaintiffs’ claims. Pursuant to orders entered July 1, 2005, the Court granted the defendants’ motions to dismiss and for summary judgment on all counts in the complaint. Thus, this action has now been dismissed, subject to the plaintiffs’ right to file a notice of appeal within the required time period. On August 3, 2005, the plaintiffs filed a motion requesting the Court to vacate and re-enter the orders to give the plaintiffs an opportunity to file a motion for reconsideration or notice of appeal. On February 15, 2006, the Court heard argument on the plaintiffs’ motion to vacate and to re-enter the judgments previously entered on July 1, 2005. Following the argument, the Court stated orally from the bench that he would grant the motion, so the judgments could be re-entered to allow the plaintiffs thirty days within which to file a notice of appeal.

9.	OPERATING LEASES

Virtually all of Wells REIT II’s real estate assets are leased to tenants under operating leases for which the terms and expirations vary. The leases frequently have provisions to extend the lease agreement, options for early termination after paying a specified penalty, and other terms and conditions as negotiated. Wells REIT II retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Amounts required as security deposits vary depending upon the terms of the respective leases and the creditworthiness of the tenant, but generally are not significant amounts. Therefore, exposure to credit risk exists to the extent that the receivables exceed this amount. Security deposits related to tenant leases are included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.

Wells REIT II’s tenants are generally of “investment-grade” quality and there are no significant concentrations of credit risk within any particular tenant. Tenants in the legal services and depository institution industries comprise 18% and 12%, respectively, of Wells REIT II’s 2005 annualized gross base rent. Wells REIT II’s properties are located in 15 states and the District of Columbia. As of December 31, 2005, approximately 14%, 12%, and 10% of Wells REIT II’s office and industrial properties are located in metropolitan Cleveland, metropolitan Atlanta, and metropolitan San Jose, respectively.

The future minimum rental income from Wells REIT II’s investment in real estate assets under non-cancelable operating leases, excluding properties under development, as of December 31, 2005 is as follows (in thousands):

2006	$205,634
2007	210,779
2008	205,292
2009	198,195
2010	187,241
Thereafter	757,918

Total	$1,765,059

No tenant contributed more than 10% of rental income for the year ended December 31, 2005. One tenant will contribute 11% of future minimum rental income.

10.	INCOME TAXES

Wells REIT II’s income tax basis net income for the years ended December 31, 2005 and 2004 and the period from inception (July 3, 2003) to December 31, 2003 is as follows (in thousands):

	2005	2004	2003
GAAP basis financial statement net income (loss)	$12,521	$(4,562)	$—
Increase (decrease) in net loss resulting from:
Depreciation and amortization expense for financial reporting purposes in excess of amounts for income tax purposes	35,541	9,791	—
Rental income accrued for income tax purposes less than amounts for financial reporting purposes	(9,987)	(3,290)	—
Net amortization of above/below-market lease intangibles for financial reporting purposes in excess of amounts for income tax purposes	3,602	1,394	—
Bad debt expense for financial reporting purposes in excess of amounts for income tax purposes	338	402	—
Expenses for financial reporting purposes, in excess of amounts for income tax purposes	1,361	144	—

Income tax basis net income, prior to dividends paid deduction	$43,376	$3,879	$—

As of December 31, 2005, the tax basis carrying value of Wells REIT II’s total assets was approximately $2.66 billion. For income tax purposes, dividends to common stockholders are characterized as ordinary income, capital gains, or as a return of a stockholder’s invested capital. Wells REIT II’s distributions per common share are summarized as follows:

	2005	2004
Ordinary income	55%	25%
Capital gains	—	—
Return of capital	45%	75%

Total	100%	100%

For the year ended December 31, 2005, Wells TRS incurred a net operating loss of approximately $107,000, for which the related tax benefit may be carried forward through 2025. Accordingly, Wells REIT II recorded a deferred tax asset and recognized the related tax benefit in the accompanying consolidated balance sheet and statement of operations, respectively. Income tax benefit reported in the accompanying consolidated statements of operations relates to Wells TRS and consists of the following (in thousands):

	Years Ended December 31,
	2005	2004
Federal	$36	$—
State	5	—

	$41	$—

Income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal rate primarily due to the effect of state income taxes (net of federal benefit). A reconciliation of the federal statutory income tax rate to Wells REIT II’s effective tax rate for the year ended December 31, 2005 and 2004 is as follows:

	Years Ended December 31,
	2005	2004
Federal statutory income tax rate	34.00%	—
State income taxes, net of federal benefit	4.62%	—

Effective tax rate	38.62%	—

Components of the deferred tax asset as of December 31, 2005 and 2004 are as follows (in thousands):

	2005	2004
Deferred tax asset:
Net operating loss carryforward	$41	$—

	$41	$—

Deferred tax liability	$—	$—

Net deferred tax asset	$41	$—

The deferred tax asset is included in prepaid and other assets in the accompanying consolidated balance sheets and is considered a current asset.

11.	QUARTERLY RESULTS (unaudited)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2005 and 2004 (in thousands), except per share data:

	2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$30,245	$35,781	$44,333	$53,649
Net income	$810	$1,429	$5,246	$5,036
Basic and diluted net income per share (1)	$0.01	$0.01	$0.03	$0.03
Dividends per share	$0.15	$0.15	$0.15	$0.15

	2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$990	$5,498	$17,429	$26,784
Net income (loss)	$(1,007)	$(1,940)	$(1,656)	$41
Basic and diluted net loss per share (1)	$(0.43)	$(0.13)	$(0.04)	$—
Dividends per share	$0.05	$0.14	$0.15	$0.15

(1)	The total of the four quarterly amounts for the years ended December 31, 2005 and 2004 does not equal the total for the year then ended. These differences result from the increase in weighted-average shares outstanding over the year.

12.	SUBSEQUENT EVENT

Sale of Shares of Common Stock

From January 1, 2006 through February 28, 2006, Wells REIT II raised approximately $116.3 million through the issuance of approximately 11.6 million shares of common stock under its follow-on offering. As of February 28, 2006, approximately 284.5 million shares remained available for sale to the public under the follow-on offering, exclusive of shares available under Wells REIT II’s DRP.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, AND 2003

(thousands of dollars)

		Additions		Deductions
	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Write-Offs and Reclassifications	Balance At End of Period
December 31, 2005
Allowances deducted from assets to which they apply
Allowances for doubtful accounts	$432	$365	$—	$62	$735
December 31, 2004
Allowances deducted from assets to which they apply
Allowances for doubtful accounts	$—	$432	$—	$—	$432
December 31, 2003
Allowances deducted from assets to which they apply
Allowances for doubtful accounts	$—	$—	$—	$—	$—

Wells Real Estate Investment Trust II, Inc.

Schedule III—Real Estate Assets and Accumulated Depreciation and Amortization

December 31, 2005

(in thousands)

					Initial Cost				Gross Amount at Which Carried at December 31, 2005
Description	Location	Ownership Percentage	Encumbrances		Land	Buildings and Improvements	Total	Costs Capitalized Subsequent to Acquisition	Land	Buildings and Improvements	Total	Accumulated Depreciation and Amortization	Date of Construction	Date Acquired	Life on which Depreciation and Amortization is Computed(h)
WEATHERFORD CENTER HOUSTON	Houston, TX	100%	None		$6,100	$28,905	$35,005	$1,406	$6,241	$30,170	$36,411	$3,371	1980	2/10/2004	0 to 40 years
NEW MANCHESTER ONE	Douglasville, GA	100%	18,000	(a)	600	13,225	13,825	5,797	618	19,004	19,622	1,135	2003	3/19/2004	0 to 40 years
333 & 777 REPUBLIC DRIVE	Allen Park, MI	100%	None		4,400	12,716	17,116	444	4,502	13,058	17,560	999	2000	3/31/2004	0 to 40 years
MANHATTAN TOWERS	Manhattan Beach, CA	100%	None		11,200	72,467	83,667	2,717	11,459	74,925	86,384	6,064	1985	4/2/2004	0 to 40 years
9 TECHNOLOGY DRIVE	Westborough, MA	100%	23,800		5,570	38,218	43,788	497	5,627	38,658	44,285	3,230	1987	5/27/2004	0 to 40 years
180 PARK AVENUE	Florham Park, NJ	100%	None		10,802	62,595	73,397	1,883	11,050	64,230	75,280	6,036	1982	6/23/2004	0 to 40 years
ONE GLENLAKE PARKWAY	Atlanta, GA	100%	60,000	(b)	5,846	66,681	72,527	1,810	5,934	68,403	74,337	4,490	2003	6/25/2004	0 to 40 years
80 M STREET	Washington, DC	100%	None		26,248	76,269	102,517	2,281	26,806	77,992	104,798	7,361	2001	6/29/2004	0 to 40 years
ONE WEST FOURTH STREET	Winston-Salem, NC	100%	49,662		2,711	69,383	72,094	371	2,721	69,744	72,465	3,492	2002	7/23/2004	0 to 40 years
3333 FINLEY ROAD	Downers Grove, IL	100%	11,684		6,925	34,575	41,500	359	6,976	34,883	41,859	1,387	1999	8/4/2004	0 to 40 years
1501 OPUS PLACE	Downers Grove, IL	100%	6,037		3,579	17,220	20,799	188	3,605	17,382	20,987	696	1988	8/4/2004	0 to 40 years
2500 WINDY RIDGE PARKWAY	Atlanta, GA	100%	32,000		7,410	60,601	68,011	680	7,485	61,206	68,691	2,790	1985	9/20/2004	0 to 40 years
4100-4300 WILDWOOD PARKWAY	Atlanta, GA	100%	25,000		13,761	31,785	45,546	491	13,898	32,139	46,037	1,601	1996	9/20/2004	0 to 40 years
4200 WILDWOOD PARKWAY	Atlanta, GA	100%	33,000		8,472	44,221	52,693	524	8,546	44,671	53,217	2,243	1998	9/20/2004	0 to 40 years
EMERALD POINT	Dublin, CA	100%	None		8,643	32,344	40,987	802	8,799	32,990	41,789	3,817	1999	10/14/2004	0 to 40 years
800 NORTH FREDERICK	Gaithersburg, MD	100%	46,400		22,758	43,174	65,932	582	22,925	43,589	66,514	2,311	1986	10/22/2004	0 to 40 years
THE CORRIDORS III	Downers Grove, IL	100%	None		2,524	35,016	37,540	755	2,558	35,737	38,295	2,432	2001	11/1/2004	0 to 40 years
HIGHLAND LANDMARK III(c)	Downers Grove, IL	95%	30,840		3,028	47,454	50,482	641	3,054	48,069	51,123	5,283	2000	12/27/2004	0 to 40 years
180 PARK AVENUE 105	Florham Park, NJ	100%	None		4,501	47,957	52,458	70	4,501	48,027	52,528	2,661	2001	3/14/2005	0 to 40 years
4241 IRWIN SIMPSON	Mason, OH	100%	None		1,270	28,688	29,958	719	1,299	29,378	30,677	715	1997	3/17/2005	0 to 40 years
8990 DUKE ROAD	Mason, OH	100%	None		520	8,681	9,201	131	522	8,810	9,332	241	2001	3/17/2005	0 to 40 years
5995 OPUS DRIVE	Minnetonka, MN	100%	None		2,693	14,670	17,363	2,249	2,737	16,875	19,612	906	1988	4/5/2005	0 to 40 years
215 DIEHL ROAD	Naperville, IL	100%	None		3,452	17,456	20,908	3,240	3,472	20,676	24,148	643	1988	4/19/2005	0 to 40 years
100 EAST PRATT	Baltimore, MD	100%	105,000		31,234	140,217	171,451	9,729	31,777	149,403	181,180	3,784	1975/1991	5/12/2005	0 to 40 years
COLLEGE PARK PLAZA	Indianapolis, IN	100%	None		2,822	22,910	25,732	86	2,822	22,996	25,818	764	1998	6/21/2005	0 to 40 years
180 E 100 SOUTH	Salt Lake City, UT	100%	None		5,626	38,254	43,880	62	5,629	38,313	43,942	918	1955	7/6/2005	0 to 40 years

Wells Real Estate Investment Trust II, Inc.

Schedule III—Real Estate Assets and Accumulated Depreciation and Amortization

December 31, 2005

(in thousands)

					Initial Cost				Gross Amount at Which Carried at December 31, 2005
Description	Location	Ownership Percentage	Encumbrances		Land	Buildings and Improvements	Total	Costs Capitalized Subsequent to Acquisition	Land	Buildings and Improvements	Total	Accumulated Depreciation and Amortization	Date of Construction	Date Acquired	Life on which Depreciation and Amortization is Computed(h)
ONE ROBBINS ROAD(d)	Westford, MA	99%	12,556		5,391	33,788	39,179	—	5,391	33,788	39,179	449	1981	8/18/2005	0 to 40 years
FOUR ROBBINS ROAD(d)	Westford, MA	99%	10,444		2,950	32,544	35,494	—	2,950	32,544	35,494	626	2001	8/18/2005	0 to 40 years
BALDWIN POINT(e)	Orlando, FL	97%	None		2,920	19,794	22,714	525	2,921	20,318	23,239	293	2005	8/26/2005	0 to 40 years
1900 UNIVERSITY CIRCLE	East Palo Alto, CA	100%	48,455		8,722	107,730	116,452	—	8,722	107,730	116,452	1,797	2001	9/20/2005	0 to 40 years
1950 UNIVERSITY CIRCLE	East Palo Alto, CA	100%	39,600		10,040	93,716	103,756	2,450	10,040	96,166	106,206	980	2002	9/20/2005	0 to 40 years
2000 UNIVERSITY CIRCLE	East Palo Alto, CA	100%	34,877		8,731	76,842	85,573	—	8,731	76,842	85,573	738	2003	9/20/2005	0 to 40 years
MACARTHUR RIDGE	Irving, TX	100%	None		2,680	42,269	44,949	71	2,680	42,340	45,020	407	1998	11/15/2005	0 to 40 years
5 HOUSTON CENTER	Houston, TX	100%	90,000		8,186	147,653	155,839	—	8,188	147,651	155,839	212	2002	12/20/2005	0 to 40 years
KEY CENTER TOWER(f)	Cleveland, OH	50%	7,117	(g)	7,269	244,424	251,693	—	7,269	244,424	251,693	392	1991	12/22/2005	0 to 40 years
KEY CENTER MARRIOTT(f)	Cleveland, OH	50%	5,454		3,473	34,458	37,931	—	3,473	34,458	37,931	114	1991	12/22/2005	0 to 40 years
2000 PARK LANE	North Fayette, PA	100%	None		1,381	21,855	23,236	—	1,381	21,855	23,236	33	1993	12/27/2005	0 to 40 years
TAMPA COMMONS	Tampa, FL	100%	None		5,150	41,372	46,522	—	5,150	41,372	46,522	62	1984	12/27/2005	0 to 40 years
LAKEPOINTE 5	Charlotte, NC	100%	None		2,150	14,930	17,080	—	2,150	14,930	17,080	25	2001	12/28/2005	0 to 40 years
LAKEPOINTE 3	Charlotte, NC	100%	6,476		2,488	5,483	7,971	—	2,488	5,483	7,971	—

Total—100% REIT II Properties					$274,226	$2,022,540	$2,296,766	$41,560	$277,097	$2,061,229	$2,338,326	$75,499

(a)	As a result of the acquisition of the New Manchester One Building, Wells REIT II acquired investments in bonds and certain obligations under capital leases in the amount of $18.0 million.
(b)	As a result of the acquisition of the One Glenlake Parkway Building, Wells REIT II acquired investments in bonds and certain obligations under capital leases in the amount of $60.0 million.
(c)	Wells REIT II acquired an approximate 95.0% interest in the Highland Landmark III Building through a joint venture with an unaffiliated party. As the controlling member, Wells REIT II is deemed to have control of the joint venture and, as such, consolidates it into the financial statements of Wells REIT II.
(d)	Wells REIT II acquired an approximate 99.3% interest in the One Robbins Road and Four Robbins Road Buildings through a joint venture with an unaffiliated party. As the controlling member, Wells REIT II is deemed to have control of the joint venture and, as such, consolidates it into the financial statements of Wells REIT II.
(e)	Wells REIT II acquired an approximate 97.3% interest in the Baldwin Point Building through a joint venture with an unaffiliated party. As the controlling member, Wells REIT II is deemed to have control of the joint venture and, as such, consolidates it into the financial statements of Wells REIT II.
(f)	Wells REIT II acquired an approximate 50.0% interest in the Key Center Tower and Key Center Marriott Buildings through a joint venture with an unaffiliated party. As the controlling member, Wells REIT II is deemed to have control of the joint venture and, as such, consolidates it into the financial statements of Wells REIT II.
(g)	Property is owned subject to a long-term ground lease.
(h)	Wells REIT II assets are depreciated or amortized using the straight-lined method over the useful lives of the assets by class. Generally, Tenant Improvements are amortized over the shorter of economic life or lease term, Lease Intangibles are amortized over the respective lease term, Building Improvements are depreciated over 5-25 years and Buildings are depreciated over 40 years.

Wells Real Estate Investment Trust II, Inc.

Schedule III—Real Estate Assets and Accumulated Depreciation and Amortization

December 31, 2005

(dollars in thousands)

	Cost	Accumulated Depreciation and Amortization
Balance at December 31, 2003	$—	$—
2004 Additions	955,399	16,909
2004 Dispositions	—	—

Balance at December 31, 2004	$955,399	$16,909

2005 Additions	1,382,927	58,590
2005 Dispositions	—	—

Balance at December 31, 2005	$2,338,326	$75,499

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Board of Directors

Wells Real Estate Investment Trust II, Inc.

Atlanta, Georgia

We have audited the accompanying statement of revenues over certain operating expenses of the 5 Houston Center Building (the “Building”) for the year ended December 31, 2004. This statement is the responsibility of the Building’s management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Building’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Building’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues over certain operating expenses was prepared for the purpose of complying with the rules of the Securities and Exchange Commission, as described in Note 2, and is not intended to be a complete presentation of the 5 Houston Center Building’s revenues and expenses.

In our opinion, the statement of revenues over certain operating expenses referred to above presents fairly, in all material respects, the revenues and certain operating expenses described in Note 2 of the 5 Houston Center Building for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ Frazier & Deeter, LLC

Atlanta, Georgia

January	6, 2006

5 Houston Center Building

Statements of Revenues Over Certain Operating Expenses

For the Year Ended December 31, 2004 (audited)

and the Nine Months Ended September 30, 2005 (unaudited)

(in thousands)

	2005	2004
	(Unaudited)
Revenues:
Base rent	$8,619	$11,202
Tenant reimbursements	4,102	5,439
Lease termination	0	1,135
Other revenues	1,009	1,107

Total revenues	13,730	18,883
Expenses:
Real estate taxes	1,740	2,333
Utilities	741	1,058
General and administrative	399	627
Road and grounds	415	595
Repairs and maintenance	429	580
Management fees	404	561
Cleaning	368	511
Other operating expenses	90	152

Total expenses	4,586	6,417

Revenues over certain operating expenses	$9,144	$12,466

See accompanying notes.

5 Houston Center Building

Notes to Statements of Revenues Over Certain Operating Expenses

For the Year Ended December 31, 2004 (audited)

and the Nine Months Ended September 30, 2005 (unaudited)

1. Description of Real Estate Property Acquired

On December 20, 2005, Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”), through two wholly owned subsidiaries, acquired the 5 Houston Center Building (the “Building”), a 27-story office building containing approximately 581,000 square feet located in Houston, Texas. Total consideration for the acquisition was approximately $166.0 million. Wells REIT II is a Maryland corporation that engages in the acquisition and ownership of commercial real estate properties throughout the United States. Wells REIT II was incorporated on July 3, 2003 and has elected to be taxed as a real estate investment trust for federal income tax purposes.

2. Basis of Accounting

The accompanying statements of revenues over certain operating expenses are presented in conformity with accounting principles generally accepted in the United States and in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, the statements exclude certain historical expenses that are not comparable to the proposed future operations of the property such as certain ancillary income, amortization, depreciation, interest and corporate expenses. Therefore, the statements will not be comparable to the statements of operations of the Building after its acquisition by Wells REIT II.

3. Significant Accounting Policies

Rental Revenues

Rental revenue is recognized on a straight-line basis over the terms of the related leases. The excess of rental income recognized over the amounts due pursuant to the lease terms is recorded as straight-line rent receivable. The adjustment to straight-line rent receivable increased rental revenue by approximately $0.3 million for the year ended December 31, 2004 and increased rental revenue by approximately $0.3 million for the nine months ended September 30, 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

5 Houston Center Building

Notes to Statements of Revenues Over Certain Operating Expenses (continued)

For the Year Ended December 31, 2004 (audited)

and the Nine Months Ended September 30, 2005 (unaudited)

4. Description of Leasing Arrangements

The Building is approximately 96% leased, with Ernst and Young U.S. L.L.P. (“Ernst & Young”), Jackson Walker L.L.P. (“Jackson Walker”), Jenkens and Gilchrist, P.C. (“Jenkens & Gilchrist”) and Capgemini U.S. L.L.P. (“Capgemini”) leasing approximately 56% of the Building’s rentable square footage under long-term lease agreements. Ernst & Young, Jackson Walker, Jenkens & Gilchrist and Capgemini contributed approximately 28%, 14%, 13%, 8%, respectively, of rental income for the year ended December 31, 2004. Under the terms of the Ernst & Young, Jackson Walker, Jenkens & Gilchrist and Capgemini leases, each tenant is required to reimburse to the landlord its proportionate share of the Building’s operating expenses in excess of a base year. The remaining rentable square footage is leased to various office and retail tenants under lease agreements with terms that vary in length and with various reimbursement clauses.

5. Future Minimum Rental Commitments

Future minimum rental commitments for the years ended December 31 are as follows (in thousands):

2005	$10,770
2006	11,148
2007	11,227
2008	11,519
2009	11,273
Thereafter	28,325

$84,262

Subsequent to December 31, 2004, Ernst & Young, Jackson Walker, and Jenkens & Gilchrist will contribute approximately 29%, 14% and 14%, respectively, of the future minimum rental income from the leases in place at that date.

6. Interim Unaudited Financial Information

The statement of revenues over certain operating expenses for the nine months ended September 30, 2005 is unaudited; however, in the opinion of management, all adjustments (consisting solely of normal, recurring adjustments) necessary for the fair presentation of the financial statement for the interim period have been included. The results of the interim period are not necessarily indicative of the results to be obtained for a full fiscal year.

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Board of Directors

Wells Real Estate Investment Trust II, Inc.

Atlanta, Georgia

We have audited the accompanying statement of revenues over certain operating expenses of the Tampa Commons Building for the year ended December 31, 2004. This statement is the responsibility of the Tampa Commons Building’s management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Building’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Building’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues over certain operating expenses was prepared for the purpose of complying with the rules of the Securities and Exchange Commission, as described in Note 2, and is not intended to be a complete presentation of the Tampa Commons Building’s revenues and expenses.

In our opinion, the statement of revenues over certain operating expenses referred to above presents fairly, in all material respects, the revenues and certain operating expenses described in Note 2 of the Tampa Commons Building for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ Frazier & Deeter, LLC

Atlanta, Georgia

February 13, 2006

Tampa Commons Building

Statements of Revenues Over Certain Operating Expenses

For the Year Ended December 31, 2004 (audited)

and the Nine Months Ended September 30, 2005 (unaudited)

(in thousands)

	2005	2004
	(Unaudited)
Revenues:
Base rent	$4,161	$5,015
Tenant reimbursements	429	354
Other revenues	100	257

Total revenues	4,690	5,626
Expenses:
Real estate taxes	618	812
Repairs and maintenance	495	637
Utilities	358	449
Payroll	180	241
Management fees	87	115
Administration	63	44
Insurance	86	77

Total expenses	1,887	2,375

Revenues over certain operating expenses	$2,803	$3,251

See accompanying notes.

Tampa Commons Building

Notes to Statements of Revenues Over Certain Operating Expenses

For the Year Ended December 31, 2004 (audited)

and the Nine Months Ended September 30, 2005 (unaudited)

1. Description of Real Estate Property Acquired

On December 27, 2005, Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”), through a wholly owned subsidiary, acquired the Tampa Commons Building (the “Building”), a 13-story office building containing approximately 255,000 square feet located in Tampa, Florida. Total consideration for the acquisition was approximately $49.1 million. Wells REIT II is a Maryland corporation that engages in the acquisition and ownership of commercial real estate properties throughout the United States. Wells REIT II was incorporated on July 3, 2003 and has elected to be taxed as a real estate investment trust for federal income tax purposes.

2. Basis of Accounting

The accompanying statements of revenues over certain operating expenses are presented in conformity with accounting principles generally accepted in the United States and in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, the statements exclude certain historical expenses that are not comparable to the proposed future operations of the property such as certain ancillary income, amortization, depreciation, interest and corporate expenses. Therefore, the statements will not be comparable to the statements of operations of the Building after its acquisition by Wells REIT II.

3. Significant Accounting Policies

Rental Revenues

Rental revenue is recognized on a straight-line basis over the terms of the related leases. The excess of rental income recognized over the amounts due pursuant to the lease terms is recorded as straight-line rent receivable. The adjustment to straight-line rent receivable decreased rental revenue by approximately $76,888 for the year ended December 31, 2004 and increased rental revenue by approximately $298,233 for the nine months ended September 30, 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Tampa Commons Building

Notes to Statements of Revenues Over Certain Operating Expenses (continued)

For the Year Ended December 31, 2004 (audited)

and the Nine Months Ended September 30, 2005 (unaudited)

4. Description of Leasing Arrangements

The Building is approximately 100% leased, with Time Customer Service, Inc. (“Time”), Wilkes and McHugh, P.A. (“Wilkes & McHugh”) and Masonite U.S. Corporation (“Masonite”) leasing approximately 73% of the Building’s rentable square footage under long-term lease agreements. Time, Wilkes & McHugh and Masonite contributed to approximately 65%, 19% and 10% of rental income for the year ended December 31, 2004. Under the terms of the Time, Wilkes & McHugh and Masonite leases, each tenant is required to reimburse to the landlord its proportionate share of the Building’s operating expenses in excess of a base year. The remaining rentable square footage is leased to various office tenants under lease agreements with terms that vary in length and with various reimbursement clauses.

5. Future Minimum Rental Commitments

Future minimum rental commitments for the years ended December 31 are as follows (in thousands):

2005	$5,193
2006	5,779
2007	5,798
2008	5,652
2009	4,931
Thereafter	4,411

$31,764

Subsequent to December 31, 2004, Time, Rissman, Weisberg, Barrett, Hurt, Donahue & Mclain, P.A., Wilkes & McHugh and Masonite will contribute 52%, 14%, 11% and 10%, respectively, of the future minimum rental income from the leases in place at that date.

6. Interim Unaudited Financial Information

The statement of revenues over certain operating expenses for the nine months ended September 30, 2005 is unaudited; however, in the opinion of management, all adjustments (consisting solely of normal, recurring adjustments) necessary for the fair presentation of the financial statement for the interim period have been included. The results of the interim period are not necessarily indicative of the results to be obtained for a full fiscal year.

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Board of Directors

Wells Real Estate Investment Trust II, Inc.

Atlanta, Georgia

We have audited the accompanying statement of revenues over certain operating expenses of the LakePointe 5 Building for the year ended December 31, 2004. This statement is the responsibility of the LakePointe 5 Building’s management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Building’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Building’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues over certain operating expenses was prepared for the purpose of complying with the rules of the Securities and Exchange Commission, as described in Note 2, and is not intended to be a complete presentation of the LakePointe 5 Building’s revenues and expenses.

In our opinion, the statement of revenues over certain operating expenses referred to above presents fairly, in all material respects, the revenues and certain operating expenses described in Note 2 of the LakePointe 5 Building for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ Frazier & Deeter, LLC

Atlanta, Georgia

January 6, 2006

LakePointe 5 Building

Statements of Revenues Over Certain Operating Expenses

For the Year Ended December 31, 2004 (audited)

and the Nine Months Ended September 30, 2005 (unaudited)

(in thousands)

	2005	2004
	(Unaudited)
Revenues:
Base rent	$1,654	$2,005
Tenant reimbursements	87	149
Other revenues	2	0

Total revenues	1,743	2,154
Expenses:
Repairs and maintenance	156	220
Real estate taxes	123	165
Management fees	124	146
Utilities	117	126
Security	29	32
Other	11	12
Insurance	10	10
General and administrative	1	1

Total expenses	571	712

Revenues over certain operating expenses	$1,172	$1,442

See accompanying notes.

LakePointe 5 Building

Notes to Statements of Revenues Over Certain Operating Expenses

For the Year Ended December 31, 2004 (audited)

and the Nine Months Ended September 30, 2005 (unaudited)

1. Description of Real Estate Property Acquired

On December 28, 2005, Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”), through a wholly owned subsidiary, purchased a four-story office building containing a total of approximately 112,000 rentable square feet (the “LakePointe 5 Building”) and a 6.9-acre parcel of land (the “LakePointe 3 Land”), on which a four-story office building designed to contain approximately 111,000 rentable square feet is currently under construction (the “LakePointe 3 Building”). The LakePointe 5 Building and LakePointe 3 Land are located in Charlotte, North Carolina. The financial information noted here within only relates to the LakePointe 5 Building. The LakePointe 3 Building had not commenced operations as of September 30, 2005. Total consideration for the acquisition of the LakePointe 5 Building was approximately $20.7 million. Wells REIT II is a Maryland corporation that engages in the acquisition and ownership of commercial real estate properties throughout the United States. Wells REIT II was incorporated on July 3, 2003 and has elected to be taxed as a real estate investment trust for federal income tax purposes.

2. Basis of Accounting

The accompanying statements of revenues over certain operating expenses are presented in conformity with accounting principles generally accepted in the United States and in accordance with the applicable rules and regulations of the Securities and Exchange Commission for real estate properties acquired. Accordingly, the statements exclude certain historical expenses that are not comparable to the proposed future operations of the property such as certain ancillary income, amortization, depreciation, interest and corporate expenses. Therefore, the statements will not be comparable to the statements of operations of the Building after its acquisition by Wells REIT II.

3. Significant Accounting Policies

Rental Revenues

Rental revenue is recognized on a straight-line basis over the terms of the related leases. The excess of rental income recognized over the amounts due pursuant to the lease terms is recorded as straight-line rent receivable. The adjustment to straight-line rent receivable increased rental revenue by approximately $70,828 for the year ended December 31, 2004 and increased rental revenue by approximately $27,969 for the nine months ended September 30, 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LakePointe 5 Building

Notes to Statements of Revenues Over Certain Operating Expenses (continued)

For the Year Ended December 31, 2004 (audited)

and the Nine Months Ended September 30, 2005 (unaudited)

4. Description of Leasing Arrangements

The Building is 100% leased, with The Lash Group, Inc. (“Lash Group”), First Franklin Financial Corporation (“First Franklin”) and Centex Construction, L.L.C. (“Centex”) leasing approximately 91% of the Building’s rentable square footage under long-term lease agreements. Lash Group and Centex contributed approximately 73% and 13%, respectively, of rental income for the year ended December 31, 2004. Under the terms of the Lash Group and Centex leases, each tenant is required to reimburse to the landlord its proportionate share of the Building’s operating expenses in excess of base year. The remaining rentable square footage is leased to various office tenants under lease agreements with terms that vary in length and with various reimbursement clauses.

Upon completion of the LakePointe 3 Building, Centex will vacate its premises in the LakePointe 5 Building and immediately relocate its business operations to the space it has leased in the LakePointe 3 Building, whereupon the lease agreement with Centex for premises in the LakePointe 5 Building will terminate and the term of the lease with Centex for premises in the LakePointe 3 Building will commence. Lash has entered into a new lease agreement with respect to its space in the LakePointe 5 Building, which is coterminous with its lease agreement for space in the LakePointe 3 Building, and which expands its premise leased in the LakePointe 5 Building to that space leased by Centex. This expansion of the space leased by Lash in the LakePointe 5 Building will be effective upon the vacation of that space by Centex.

5. Future Minimum Rental Commitments

Future minimum rental commitments for the years ended December 31 are as follows (in thousands):

2005	$2,162
2006	2,274
2007	2,198
2008	2,206
2009	2,250
Thereafter	14,161

$25,251

Subsequent to December 31, 2004, Lash Group will contribute 91%, respectively, of the future minimum rental income from the leases in place at that date.

6. Interim Unaudited Financial Information

The statement of revenues over certain operating expenses for the nine months ended September 30, 2005 is unaudited; however, in the opinion of management, all adjustments (consisting solely of normal, recurring adjustments) necessary for the fair presentation of the financial statement for the interim period have been included. The results of the interim period are not necessarily indicative of the results to be obtained for a full fiscal year.

INDEPENDENT AUDITORS’ REPORT

Key Center Properties Limited Partnership

Cleveland, Ohio

We have audited the accompanying balance sheet of Key Center Properties Limited Partnership as of December 31, 2004, and the related statements of operations, partners’ equity and cash flows for the year then ended. These financial statements are the responsibility of the management of Key Center Properties Limited Partnership. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our report dated March 22, 2005, we expressed an opinion that the 2004 financial statements did not present fairly the financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America because of a departure from such principles related to the Partnership’s recording of certain investment properties purchased from affiliated entities and related other assets purchased and liabilities assumed at purchase price rather than at purchase price proportionate to the outside interests in the purchaser. As described in Note 10 to the financial statements, the Partnership has changed its methods of accounting for these items and has restated its 2004 financial statements to conform with accounting principles generally accepted in the United States of America. Accordingly, our present opinion on the restated 2004 financial statements, as expressed herein, is different from that expressed in our prior report on the previously issued 2004 financial statements.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Key Center Properties Limited Partnership as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

March 22, 2005 (November 30, 2005 as to the effects of the restatement discussed in Note 10) Cleveland, Ohio

KEY CENTER PROPERTIES LIMITED PARTNERSHIP

BALANCE SHEET

DECEMBER 31, 2004 (As Restated, see Note 10)

2004
ASSETS
CASH AND CASH EQUIVALENTS	$7,423,011
RESTRICTED DEPOSITS	300,524
RECEIVABLES—Net of allowance for doubtful accounts of $275,000 for 2004	6,323,119
INVESTMENT PROPERTIES:
Land	20,400,000
Buildings, land improvements, leasehold improvements and tenant allowances	253,977,255
Furniture, fixtures and equipment	11,884,488
Deferred loan, development and leasing costs	1,954,767

288,216,510
Accumulated depreciation and amortization	74,322,165

213,894,345
OTHER ASSETS	477,531

TOTAL	$228,418,530

LIABILITIES AND PARTNERS’ EQUITY
LIABILITIES:
Mortgage notes payable	$170,472,048
Accounts payable	531,355
Tenant allowances payable	861,263
Accrued interest	1,125,743
Accrued expenses	723,440
Deferred rental income	1,901,863

175,615,712
COMMITMENTS (Note 9)
PARTNERS’ EQUITY:
Investment	52,802,818

TOTAL	$228,418,530

See notes to financial statements.

KEY CENTER PROPERTIES LIMITED PARTNERSHIP

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004 (As Restated, see Note 10)

2004
RENTAL INCOME AND REIMBURSEMENTS:
Office building	$38,126,187
Sublease income	7,122,476

45,248,663
RENTAL EXPENSES:
Real estate taxes	420,534
Management fee	1,149,218
Depreciation and amortization	8,892,931
General operating expenses	11,278,027

21,740,710

23,507,953
OTHER INCOME (EXPENSE):
Interest expense	(14,143,343)
Interest income	32,792
Other expense	(302,850)

(14,413,401)

NET INCOME	$9,094,552

See notes to financial statements.

KEY CENTER PROPERTIES LIMITED PARTNERSHIP

STATEMENT OF PARTNERS’ EQUITY

YEAR ENDED DECEMBER 31, 2004 (As Restated, see Note 10)

INVESTMENT—December 31, 2003	$50,657,213
Contributions	23,391
Distributions	(6,972,338)
Net income	9,094,552

INVESTMENT—December 31, 2004	$52,802,818

See notes to financial statements.

KEY CENTER PROPERTIES LIMITED PARTNERSHIP

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004 (As Restated, see Note 10)

2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$9,094,552
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,892,931
Loan fee amortization included in interest expense	46,802
Amortization of discount on mortgage notes payable	399,486
Decrease in receivables	238,972
Increase in accounts payable and accrued expenses	314,864
Net change in other assets and liabilities	258,283

Net cash provided by operating activities	19,245,890

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to investment properties	(4,970,568)
Decrease in restricted deposits	72,091

Net cash used by investing activities	(4,898,477)

CASH FLOWS FROM FINANCING ACTIVITIES:
Mortgage principal payments	(4,615,941)
Contributions	23,391
Distributions	(6,972,338)

Net cash used by financing activities	(11,564,888)

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,782,525
CASH AND CASH EQUIVALENTS—Beginning of year	4,640,486

CASH AND CASH EQUIVALENTS—End of year	$7,423,011

SUPPLEMENTAL SCHEDULE OF NON-CASH OPERATING ACTIVITIES—Tenant allowance payables of $298,501 were granted in 2004

See notes to financial statements.

KEY CENTER PROPERTIES LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004 (As Restated, see Note 10)

1.	OPERATIONS AND BASIS OF PRESENTATION

Key Center Properties Limited Partnership (“Key Center Properties”) was formed on December 18, 1996 for the purpose of operating an office building and subleasing certain real property to Key Center Lessee Limited Partnership (“Key Center Lessee”), a related entity.

On December 30, 1996, Key Center Properties purchased the leasehold interests in a 57-story office building, a 400-room hotel and a 985-space underground parking garage. Contemporaneously, Key Center Properties subleased the hotel and the garage to Key Center Lessee. The acquisition was accounted for using the purchase method.

Fee title to the land on which the office building and hotel are situated is held by two Community Urban Redevelopment Corporations (“CURCs”). Fee title to the land on which the garage is situated is held by the City of Cleveland, which leases the property to a third CURC. These CURCs were established for the purpose of obtaining real estate tax abatement on the improvements of the project through the year 2008. The tax abatement is subject to reduction following achievement of a 12% cumulative return on the total project cost, as defined.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of Key Center Properties are prepared on the accrual basis of accounting and include only those assets and liabilities and results of operations which relate to the business of Key Center Properties.

Revenue Recognition—Rents for the office building are recognized on a straight line basis over the terms of the related leases, and reimbursements and recoveries from tenants for taxes, insurance, and other office building operating expenses are recognized as revenues in the period the applicable costs are incurred. Accounts receivable include billed and unbilled receivables. Unbilled receivables consist of tenant recoveries of $394,496 and the excess of minimum rents recognized on a straight line basis over amounts currently billable of $2,699,200 as of December 31, 2004.

Investment Properties—Investment properties are valued at cost.

Depreciation—Depreciation is provided for using the straight line method based upon estimated useful lives of the assets, as listed below:

Buildings and improvements	10 - 40 years
Furniture, fixtures and equipment	5 - 10 years

Tenant allowances are capitalized and amortized over the terms of each specific lease. Repairs and maintenance are charged to expense when incurred.

Deferred Loan Costs—These costs represent the costs of obtaining financing and are being amortized over the terms of the loans.

Deferred Development and Leasing Costs—These costs represent the costs of acquiring, developing and leasing the office building facility and are being amortized over a ten year period and the terms of the related tenant leases, respectively.

Cash and Cash Equivalents—Cash in excess of daily requirements is invested in highly liquid investments with initial maturities of three months or less. Such investments are deemed to be cash equivalents for purposes of the statements of cash flows.

Income Taxes—No provision has been made for federal and state income taxes since these taxes are the responsibility of the partners.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.	MORTGAGE NOTES PAYABLE

Mortgage notes payable consist of the following as of December 31:

Payee	2004
New York State Teachers’ Retirement System (“NYSTRS”)	$78,652,839
Teachers’ Insurance and Annuity Association (“TIAA”)	78,652,839
Urban Development Action Grant (“UDAG”)	13,166,370

$170,472,048

The mortgage notes payable are collateralized by a leasehold mortgage, security agreement and assignment of all rents and leases. The terms of the mortgage notes payable are summarized as follows:

Mortgagee	NYSTRS	TIAA	City of Cleveland—UDAG
Original date	December 20, 1996	December 20, 1996	March 15, 1989—May 11, 1989
Maturity date	January 1, 2007	January 1, 2007	April 16, 2012—November 30, 2012
Original amount	$92,500,000	$92,500,000	$17,900,000
Unpaid balance	$78,652,839	$78,652,839	$13,166,370(1)
Monthly payment	$764,420	$764,420	None
Interest rate	8.59%	8.59%	0%

(1)	In connection with the assumption of the UDAG mortgage notes payable by Key Center Properties in 1996, the notes were recorded at their fair value for the 50% related to the outside partner of $10,832,000 using an imputed interest rate of 9.73%. The resulting discount is being amortized as interest expense over the remaining lives of the notes.

As of December 31, 2004, scheduled principal payments on the NYSTRS and TIAA mortgage notes payable are as follows:

2005	$5,029,000
2006	5,478,000
2007	146,799,000

Pursuant to provisions of the NYSTRS and TIAA mortgage notes, real estate taxes are being deposited into an interest bearing escrow account. As additional security required by the mortgage notes, Key Center Properties has obtained a letter of credit for $3,000,000 that will terminate on December 31, 2005. Key Center Properties is required to renew the letter of credit on an annual basis. As of December 31, 2004, there were no borrowings against the letter of credit.

Total interest paid for the mortgage notes payable during 2004 was $13,730,144.

The weighted average interest rates for all mortgage notes payable was 8.68% at December 31, 2004.

4.	RENTAL INCOME UNDER OPERATING LEASES

The office building operating leases expire in various years through 2017. In addition, substantially all of the leases include provisions for reimbursements for certain real estate taxes and operating costs. Reimbursements aggregated $6,490,406 in 2004.

The hotel sublease requires Key Center Lessee, a related entity, to pay annual rent of $3,800,000 and percentage rent equal to 46% of hotel room revenue, as defined, in excess of $11,000,000. This sublease is scheduled to terminate December 31, 2010. Additional percentage rent equal to 5% of gross revenues, as defined, is also charged and is to be used for hotel improvements. Commencing January 1, 2004, Key Center Lessee is required to pay as further additional percentage rent, a sum equal to 5% of the Club lessee’s gross receipts, as defined, for each year under the Club lease. Rental income from the hotel sublease was $5,789,335 in 2004. The garage sublease requires Key Center Lessee, a related entity, to pay percentage rent equal to 40% of all parking revenues, as defined. Rental income from the garage sublease was $1,333,141 in 2004.

As of December 31, 2004, future minimum rental income due on noncancelable operating leases was as follows:

2005	$30,752,000
2006	30,443,000
2007	29,471,000
2008	26,854,000
2009	26,391,000
2010 and thereafter	151,885,000

$295,796,000

As of December 31, 2004, one tenant accounts for the majority of the total future minimum rental income due under the noncancelable operating leases.

5.	RELATED PARTY TRANSACTIONS

Key Center Properties is provided a variety of services by affiliated entities including management, accounting, legal, construction management, architectural and engineering services. The management fee is 3% of gross receipts from rental operations. Legal, construction management, architectural and engineering service fees are based upon hourly rates for the actual hours of work performed by employees of the affiliates. Total amounts charged for these services were $1,378,771 in 2004. Net accounts receivable from affiliated entities, including rents owed as described in Note 4, at December 31, 2004 was $2,755,231.

6.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107 requires disclosure about the fair value of all financial instruments. The carrying values of cash and cash equivalents, receivables, accounts payable, and accrued expenses are reasonable estimates of their fair values. The estimated fair value of Key Center Properties’ long-term debt is $174,480,000 at December 31, 2004, based upon a discounted cash flow analysis.

7.	PRIORITY RETURN

The partnership agreement provides for a 9.5% cumulative priority return to its partners based upon cash invested, as defined. One partner receives 100% of its priority return in advance of the other partners receiving their priority returns.

8.	COMMITMENTS

A $9,200,000 renovation is planned for the 400-room hotel subleased to Key Center Lessee, a related entity. Construction is scheduled to begin April 30, 2005 and completed in August 2005. The renovation will be funded through the furniture reserves established plus approximately $4,500,000 to be funded by Key Center Properties.

9.	SUBSEQUENT EVENT

Subsequent to year end, management signed an agreement with Eastdil to begin marketing the property for sale.

10.	RESTATEMENT OF THE FINANCIAL STATEMENTS

Accounting principles generally accepted in the United States of America (“GAAP”) require that assets, liabilities and equity be carried at purchase price proportionate to the outside interests in the purchaser. The previously issued 2004 financial statements did not properly present certain investment properties purchased from affiliated entities and related other assets purchased and liabilities assumed in compliance with GAAP, and disclosure of the noncompliance was made in the footnotes to those financials statements. The Partnership has changed its method of accounting for these certain investment properties purchased from affiliated entities and related other assets purchased and liabilities assumed to conform with GAAP in these restated 2004 financial statements.

KEY CENTER PROPERTIES LIMITED PARTNERSHIP

BALANCE SHEET (UNAUDITED)

SEPTEMBER 30, 2005

ASSETS
CASH AND CASH EQUIVALENTS	$7,508,587
RESTRICTED DEPOSITS	180,942
RECEIVABLES—Net of allowance for doubtful accounts of $50,000	5,496,535
INVESTMENT PROPERTIES:
Land	20,400,000
Buildings, land improvements, leasehold improvements and tenant allowances	254,028,917
Furniture, fixtures and equipment	18,868,213
Deferred loan, development and leasing costs	2,368,370

295,665,500
Accumulated depreciation and amortization	81,992,238

213,673,262
OTHER ASSETS	54,774

TOTAL	$226,914,100

LIABILITIES AND PARTNERS’ EQUITY
LIABILITIES:
Mortgage notes payable	$167,067,325
Accounts payable	2,352,551
Tenant allowances payable	490,914
Accrued interest	1,098,943
Accrued expenses	667,256
Deferred rental income	1,934,977

173,611,966
COMMITMENTS (Note 8)
PARTNERS’ EQUITY:
Investment	53,302,134

TOTAL	$226,914,100

See notes to financial statements.

KEY CENTER PROPERTIES LIMITED PARTNERSHIP

STATEMENT OF OPERATIONS (UNAUDITED)

NINE MONTHS ENDED SEPTEMBER 30, 2005

Nine Months Ended September 30, 2005
RENTAL INCOME AND REIMBURSEMENTS:
Office building	$29,635,228
Sublease income	5,203,974

34,839,202

RENTAL EXPENSES:
Real estate taxes	315,405
Management fee	900,307
Depreciation and amortization	7,653,698
General operating expenses	8,631,557

17,500,967

17,338,235

OTHER INCOME (EXPENSE):
Interest expense	(10,363,235)
Interest income	116,153
Other expense	(236,530)

(10,483,612)

NET INCOME	$6,854,623

See notes to financial statements.

KEY CENTER PROPERTIES LIMITED PARTNERSHIP

STATEMENT OF PARTNERS’ EQUITY (UNAUDITED)

NINE MONTHS ENDED SEPEMBER 30, 2005

INVESTMENT—December 31, 2004	$52,802,818
Distributions	(6,355,307)
Net income	6,854,623

INVESTMENT—September 30, 2005	$53,302,134

See notes to financial statements.

KEY CENTER PROPERTIES LIMITED PARTNERSHIP

STATEMENT OF CASH FLOWS (UNAUDITED)

NINE MONTHS ENDED SEPTEMBER 30, 2005

Nine Months Ended September 30, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,854,623
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,653,698
Loan fee amortization included in interest expense	35,101
Amortization of discount on mortgage notes payable	325,973
Decrease in receivables	826,584
Decrease in accounts payable and accrued expenses	(347,361)
Net change in other assets and liabilities	455,871

Net cash provided by operating activities	15,804,489

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to investment properties	(5,752,492)
Decrease in restricted deposits	119,582

Net cash used in investing activities	(5,632,910)
CASH FLOWS FROM FINANCING ACTIVITIES:
Mortgage principal payments	(3,730,696)
Distributions	(6,355,307)

Net cash used in financing activities	(10,086,003)
NET INCREASE IN CASH AND CASH EQUIVALENTS	85,576
CASH AND CASH EQUIVALENTS—Beginning of year	7,423,011

CASH AND CASH EQUIVALENTS—End of year	$7,508,587

See notes to financial statements.

KEY CENTER PROPERTIES LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NINE MONTHS ENDED SEPTEMBER 30, 2005

1.	OPERATIONS AND BASIS OF PRESENTATION

Key Center Properties Limited Partnership (“Key Center Properties”) was formed on December 18, 1996 for the purpose of operating an office building and subleasing certain real property to Key Center Lessee Limited Partnership (“Key Center Lessee”), a related entity.

On December 30, 1996, Key Center Properties purchased the leasehold interests in a 57-story office building, a 400-room hotel and a 985-space underground parking garage. Contemporaneously, Key Center Properties subleased the hotel and the garage to Key Center Lessee. The acquisition was accounted for using the purchase method.

Fee title to the land on which the office building and hotel are situated is held by two Community Urban Redevelopment Corporations (“CURCs”). Fee title to the land on which the garage is situated is held by the City of Cleveland, which leases the property to a third CURC. These CURCs were established for the purpose of obtaining real estate tax abatement on the improvements of the project through the year 2008. The tax abatement is subject to reduction following achievement of a 12% cumulative return on the total project cost, as defined.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of Key Center Properties are prepared on the accrual basis of accounting and include only those assets and liabilities and results of operations which relate to the business of Key Center Properties.

Revenue Recognition—Rents for the office building are recognized on a straight line basis over the terms of the related leases, and reimbursements and recoveries from tenants for taxes, insurance, and other office building operating expenses are recognized as revenues in the period the applicable costs are incurred. Accounts receivable include billed and unbilled receivables. Unbilled receivables consist of tenant recoveries of $145,840 and the excess of minimum rents recognized on a straight line basis over amounts currently billable of $2,659,200 as of September 30, 2005.

Investment Properties—Investment properties are valued at cost.

Depreciation—Depreciation is provided for using the straight line method based upon estimated useful lives of the assets, as listed below:

Buildings and improvements	10 - 40 years
Furniture, fixtures and equipment	5 - 10 years

Tenant allowances are capitalized and amortized over the terms of each specific lease. Repairs and maintenance are charged to expense when incurred.

Deferred Loan Costs—These costs represent the costs of obtaining financing and are being amortized over the terms of the loans.

Deferred Development and Leasing Costs—These costs represent the costs of acquiring, developing and leasing the office building facility and are being amortized over a ten year period and the terms of the related tenant leases, respectively.

Cash and Cash Equivalents—Cash in excess of daily requirements is invested in highly liquid investments with initial maturities of three months or less. Such investments are deemed to be cash equivalents for purposes of the statements of cash flows.

Income Taxes—No provision has been made for federal and state income taxes since these taxes are the responsibility of the partners.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.	MORTGAGE NOTES PAYABLE

Mortgage notes payable consist of the following as of September 30:

Payee	2005
New York State Teachers’ Retirement System (“NYSTRS”)	$76,787,490
Teachers’ Insurance and Annuity Association (“TIAA”)	76,787,491
Urban Development Action Grant (“UDAG”)	13,492,344

$167,067,325

The mortgage notes payable are collateralized by a leasehold mortgage, security agreement and assignment of all rents and leases. The terms of the mortgage notes payable are summarized as follows:

Mortgagee	NYSTRS	TIAA	City of Cleveland—UDAG
Original date	December 20, 1996	December 20, 1996	March 15, 1989—May 11, 1989
Maturity date	January 1, 2007	January 1, 2007	April 16, 2012—November 30, 2012
Original amount	$92,500,000	$92,500,000	$17,900,000
Unpaid balance	$76,787,490	$76,787,491	$13,492,344(1)
Monthly payment	$764,420	$764,420	None
Interest rate	8.59%	8.59%	0%

(1)	In connection with the assumption of the UDAG mortgage notes payable by Key Center Properties in 1996, the notes were recorded at their fair value for the 50% related to the outside partner of $10,832,000 using an inputed interest rate of 9.73%. The resulting discount is being amortized as interest expense over the remaining lives of the notes.

Pursuant to provisions of the NYSTRS and TIAA mortgage notes, real estate taxes are being deposited into an interest bearing escrow account. As additional security required by the mortgage notes, Key Center Properties has obtained a letter of credit for $3,000,000 that will terminate on December 31, 2005. Key Center Properties is required to renew the letter of credit on an annual basis. As of September 30, 2005, there were no borrowings against the letter of credit.

Total interest paid for the mortgage notes payable during the nine months ended September 30, 2005 was $10,028,866.

The weighted average interest rates for all mortgage notes payable was 8.68% at September 30, 2005.

4.	RENTAL INCOME UNDER OPERATING LEASES

The office building operating leases expire in various years through 2017. In addition, substantially all of the leases include provisions for reimbursements for certain real estate taxes and operating costs. Reimbursements aggregated $4,975,871 in the nine months ended September 30, 2005.

The hotel sublease requires Key Center Lessee, a related entity, to pay annual rent of $3,800,000 and percentage rent equal to 46% of hotel room revenue, as defined, in excess of $11,000,000. This sublease is scheduled to terminate December 31, 2010. Additional percentage rent equal to 5% of gross revenues, as defined, is also charged and is to be used for hotel improvements. Commencing January 1, 2004, Key Center Lessee is required to pay as further additional percentage rent, a sum equal to 5% of the Club lessee’s gross receipts, as defined, for each year under the Club lease. Rental income from the hotel sublease was $4,233,865 for the nine months ended September 30, 2005. The garage sublease requires Key Center Lessee, a related entity, to pay percentage rent equal to 40% of all parking revenues, as defined. Rental income from the garage sublease was $970,109 for the nine months ended September 30, 2005.

5.	RELATED PARTY TRANSACTIONS

Key Center Properties is provided a variety of services by affiliated entities including management, accounting, legal, construction management, architectural and engineering services. The management fee is 3% of gross receipts from rental operations. Legal, construction management, architectural and engineering service fees are based upon hourly rates for the actual hours of work performed by employees of the affiliates. Total amounts charged for these services were $1,094,260 for the nine months ended September 30, 2005. Net accounts receivable from affiliated entities, including rents owed as described in Note 4, at September 30, 2005 was $523,225 ($2,412,272 in accounts receivable and $1,889,047 in accounts payable).

6.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107 requires disclosure about the fair value of all financial instruments. The carrying values of cash and cash equivalents, receivables, accounts payable, and accrued expenses are reasonable estimates of their fair values. The estimated fair value of Key Center Properties’ long-term debt is $174,480,000 at September 30, 2005 based upon a discounted cash flow analysis.

7.	PRIORITY RETURN

The partnership agreement provides for a 9.5% cumulative priority return to its partners based upon cash invested, as defined. One partner receives 100% of its priority return in advance of the other partners receiving their priority returns.

8.	COMMITMENTS

A $10,300,000 renovation at the 400-room hotel subleased to Key Center Lessee, a related entity, is in process of which $7,900,000 has been incurred ($4,500,000 paid) to date and the remainder of which will be funded by furniture reserves established and $4,000,000 funded by operations of Key Center Properties.

9.	SUBSEQUENT EVENTS

On December 21, 2005, the partners of Key Center properties Limited Partnership (KCPLP) completed a recapitalization and reconstitution of the partnership. This transaction transferred the assets and liabilities of the partnership to a newly formed entity, Key Center Properties LLC (KCPLLC) in exchange for 100% of the members interest of that entity. The Partnership subsequently distributed 50% of the interest in KCPLLC to one of its members, which together with its defined priority return redeemed that members interest in KCPLP. This member subsequently sold its interest in KCPLLC to an unrelated 3rd party.

INDEPENDENT AUDITORS’ REPORT

Key Center Lessee Limited Partnership

Cleveland, Ohio

We have audited the accompanying balance sheet of Key Center Lessee Limited Partnership as of December 31, 2004, and the related statements of operations and comprehensive loss, partners’ equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the management of Key Center Lessee Limited Partnership. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Key Center Lessee Limited Partnership as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

March 22, 2005 (January 9, 2006 as to the reclassifications discussed in Note 6)

Cleveland, Ohio

KEY CENTER LESSEE LIMITED PARTNERSHIP

BALANCE SHEET

DECEMBER 31, 2004

ASSETS
CASH	$235,272
RESTRICTED DEPOSITS	4,083,144
MARKETABLE SECURITIES	144,981
RECEIVABLES—Net of allowance of $14,900 in 2004 and $14,200 in 2003	1,639,957
INVENTORIES AND OTHER ASSETS	472,855

$6,576,209

LIABILITIES AND PARTNERS’ EQUITY (DEFICIT)
LIABILITIES:
Accounts payable	$4,229,183
Accrued expenses	1,087,788
Due to prior owners	2,297,548

7,614,519
PARTNERS’ EQUITY (DEFICIT):
Investment (deficit)	(1,031,145)
Accumulated other comprehensive income (loss)	(7,165)

(1,038,310)

$6,576,209

See notes to financial statements.

KEY CENTER LESSEE LIMITED PARTNERSHIP

STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

YEAR ENDED DECEMBER 31, 2004

REVENUES:
Hotel	$18,871,701
Parking garage	3,332,853

22,204,554
EXPENSES:
Hotel operating	7,556,495
General operating	2,962,935
Administration	2,326,412
Utilities	1,153,147
Repairs and maintenance	1,283,542
Marketing	1,346,056
Real estate taxes	448,802
Management	709,996
Sublease expense	7,122,476
Ground rent expense	60,000

24,969,861

(2,765,307)

OTHER INCOME
Interest and other	1,510,820

NET LOSS	(1,254,487)
OTHER COMPREHENSIVE LOSS	(497)

COMPREHENSIVE LOSS	$(1,254,984)

See notes to financial statements.

KEY CENTER LESSEE LIMITED PARTNERSHIP

STATEMENT OF PARTNERS’ EQUITY (DEFICIT)

YEAR ENDED DECEMBER 31, 2004

	Investment (Deficit)	Accumulated Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE—January 1, 2004	$(713,333)	$588,531	$(6,668)	$(131,470)
Contributions	348,144	—	—	348,144
Net loss	—	(1,254,487)	—	(1,254,487)
Other comprehensive income (loss)— unrealized loss on marketable securities	—	—	(497)	(497)

BALANCE—December 31, 2004	$(365,189)	$(665,956)	$(7,165)	$(1,038,310)

See notes to financial statements.

KEY CENTER LESSEE LIMITED PARTNERSHIP

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,254,487)
Adjustments to reconcile net loss to net cash used by operating activities:
Increase in receivables	(29,578)
Increase in accounts payable and accrued expenses	998,322
Other	81,234

Net cash used by operating activities	(204,509)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net change in marketable securities	273,059
Increase in restricted deposits	(476,955)

Net cash used by investing activities	(203,896)

CASH FLOWS FROM FINANCING ACTIVITIES—Contributions	348,144

NET DECREASE IN CASH	(60,261)
CASH—Beginning of year	295,533

CASH—End of year	$235,272

See notes to financial statements.

KEY CENTER LESSEE LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

1.	OPERATIONS AND BASIS OF PRESENTATION

Key Center Lessee Limited Partnership (“Key Center Lessee”) was formed on December 18, 1996 for the purpose of subleasing a 400-room hotel and a 985-space underground garage from Key Center Properties Limited Partnership (“Key Center Properties”), a related entity. On December 30, 1996, Key Center Properties subleased the hotel and the garage to Key Center Lessee, which assumed operations and purchased operating assets and liabilities from related entities on that date. The acquisition was accounted for using the purchase method.

The hotel is managed by Marriott International, Inc. under an agreement which expires in 2021. The agreement requires the payment of a basic fee of 3% of gross revenues (as defined) and an incentive fee equal to 25% of hotel operating profit (as defined) over the Owner’s Priority of $3,600,000. Total management fees in 2004 were $566,209. No incentive fees were paid in 2004.

The parking garage is managed by APCOA, Inc. under an agreement which provides for an annual fee equal to 3% of operating profit (as defined). The fees were $70,174 in 2004.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of Key Center Lessee are prepared on the accrual basis of accounting and include only those assets and liabilities and results of operations which relate to the business of Key Center Lessee.

Revenue Recognition—Revenues are recognized as hotel and parking services are provided. Hotel revenues include room revenues and food and beverage revenues.

Restricted Deposits—Restricted deposits represent cash reserved for future replacement of furniture, fixtures and equipment at the hotel.

Marketable Securities—Key Center Lessee participates in a cash management arrangement, along with other entities affiliated through common ownership. Through an affiliate, cash is accumulated and invested in money market funds, bankers’ acceptances, deposit notes and various debt securities. Included in the balance sheet is Key Center Lessee’s proportionate share of marketable securities. Included in interest income is Key Center Lessee’s proportionate share of income earned on these marketable securities, including realized gains and losses of $1,503 in 2004. Marketable securities are classified as available-for-sale and are carried at fair market value.

The following table presents the relative composition of marketable securities by category at December 31, 2004:

2004
Money market funds, bankers’ acceptances and deposit notes	19%
U.S. government securities	65
U.S. agency securities	16

Total	100%

The relative contractual maturities at December 31, 2004 are as follows:

Due in one year or less	31%
Due after one year through five years	68
Due after five years	1

Total	100%

Inventories—Inventories of food, beverages and gift shop merchandise are stated at the lower of cost (first in, first out method) or market. China, glass, silver, linens and uniforms are adjusted periodically to reflect actual quantities and are valued at cost.

Income Taxes—No provision has been made for federal and state income taxes since these taxes are the responsibility of the partners.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Income (Loss)—Key Center Lessee computes unrealized gains and losses on marketable securities on the basis of specific identification. Unrealized gains and losses are reported as other comprehensive income (loss) in the statements of partners’ equity (deficit).

3.	RENTAL INCOME UNDER OPERATING LEASES

The hotel has leased 33,902 square feet to Key Center Club, Inc. (the “Club”) for an athletic and dining club under an operating lease which expires in 2014. The lease provides for rent based on varying percentages of net positive cash flow (as defined) and reimbursements for certain real estate taxes and operating costs. Rental income from this lease was $264,832 for the year ended December 31, 2004.

4.	LEASE COMMITMENTS

Key Center Lessee is obligated under certain noncancelable lease and sublease agreements, which expire at various dates through 2058. The leases and subleases are accounted for as operating leases. The following is a schedule of future minimum rental payments under noncancelable operating leases as of December 31, 2004:

2005	$3,860,000
2006	3,860,000
2007	3,860,000
2008	3,860,000
2009	3,860,000
2010 and thereafter	6,740,000

$26,040,000

The hotel sublease requires Key Center Lessee to pay annual rent of $3,800,000 and percentage rent equal to 46% of hotel room revenue, as defined, in excess of $11,000,000 to Key Center Properties, a related entity. This sublease is scheduled to terminate December 31, 2010. Additional percentage rent equal to 5% of gross revenues, as defined, is also charged and is to be used for hotel improvements. Commencing January 1, 2004, Key Center Lessee is required to pay as further additional percentage rent, a sum equal to 5% of the Club lessee’s gross receipts, as defined, for each year under the Club lease. Rental expense for the hotel sublease was $5,789,335 in 2004. The garage sublease requires Key Center Lessee to pay percentage rent equal to 40% of all parking revenues, as defined, to Key Center Properties. Rent expense for the garage sublease was $1,333,141 in 2004.

Key Center Lessee leases land for the parking garage from the City of Cleveland. The lease is accounted for as an operating lease and expires in 2058 with an option to renew for an additional 34 years. Fixed ground rent is $60,000 per year. The lease also provides for additional percentage ground rent for excess garage revenue (as defined). There was no additional percentage rent due in 2004.

Total rental expense for all leases for 2004 was $7,201,796.

5.	RELATED PARTY TRANSACTIONS

Key Center Lessee is provided a variety of services by affiliated entities including management, accounting, legal and computer services. Fees for these services are based upon hourly rates for the actual hours of work performed by employees of the affiliates. Total amounts charged for these services were $53,709 in 2004. Accounts payable to affiliated entities, including amounts for rent, at December 31, 2004 were $2,979,145.

The amount due to prior owners of $2,297,548 as of December 31, 2004 represents the working capital of the hotel at the date Key Center Lessee assumed operations and is due to the prior owners upon sale of the hotel. This amount is non-interest bearing.

6.	SUBSEQUENT EVENTS

In December 2005, the real estate subject to the sublease was transferred from Key Center Properties Limited Partnership to Key Center Properties LLC, a related entity. All terms of the sublease remain the same. The Company has reclassified certain balances within the financial statements to conform with certain rules and regulations of the Securities and Exchange Commission.

KEY CENTER LESSEE LIMITED PARTNERSHIP

BALANCE SHEET (UNAUDITED)

SEPTEMBER 30, 2005

ASSETS
CASH	$1,997,874
MARKETABLE SECURITIES	88,482
RECEIVABLES—Net of allowance of $14,700	3,775,862
INVENTORIES AND OTHER ASSETS	603,457

$6,465,675

LIABILITIES AND PARTNERS’ EQUITY (DEFICIT)
LIABILITIES:
Accounts payable	$5,292,883
Accrued expenses	1,081,115
Due to prior owners	2,297,548

8,671,546
PARTNERS’ EQUITY (DEFICIT):
Investment (deficit)	(2,199,474)
Accumulated other comprehensive income (loss)	(6,397)

(2,205,871)

$6,465,675

See notes to financial statements.

KEY CENTER LESSEE LIMITED PARTNERSHIP

STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

NINE MONTHS ENDED SEPTEMBER 30, 2005

REVENUES:
Hotel	$13,695,137
Parking garage	2,425,273

16,120,410
EXPENSES:
Hotel operating	5,617,060
General operating	2,194,503
Administration	1,640,248
Utilities	849,881
Repairs and maintenance	996,362
Marketing	1,082,916
Real estate taxes	347,144
Management	507,858
Sublease expense	5,203,974
Ground rent expense	45,000

18,484,946

(2,364,536)
OTHER INCOME (EXPENSE)—

Interest income and other	1,196,207

NET LOSS	(1,168,329)
OTHER COMPREHENSIVE LOSS	768

COMPREHENSIVE LOSS	$(1,167,561)

See notes to financial statements.

KEY CENTER LESSEE LIMITED PARTNERSHIP

STATEMENT OF PARTNERS’ EQUITY (DEFICIT) (UNAUDITED)

NINE MONTHS ENDED SEPTEMBER 30, 2005

	Investment (Deficit)	Accumulated Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE—January 1, 2005	(365,189)	(665,956)	(7,165)	(1,038,310)
Net loss	—	(1,168,329)	—	(1,168,329)
Other comprehensive income (loss)— unrealized loss on marketable securities	—	—	768	768

BALANCE—September 30, 2005	$(365,189)	$(1,834,285)	$(6,397)	$(2,205,871)

See notes to financial statements.

KEY CENTER LESSEE LIMITED PARTNERSHIP

STATEMENT OF CASH FLOWS (UNAUDITED)

NINE MONTHS ENDED SEPTEMBER 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,168,329)
Adjustments to reconcile net loss to net cash used by operating activities:
Increase in receivables	(2,135,905)
Increase in accounts payable and accrued expenses	1,057,027
Other	(130,602)

Net cash used by operating activities	(2,377,809)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net change in marketable securities	57,267
Decrease in restricted deposits	4,083,144

Net cash provided by investing activities	4,140,411

NET DECREASE IN CASH	1,762,602
CASH—Beginning of year	235,272

CASH—End of year	$1,997,874

See notes to financial statements.

KEY CENTER LESSEE LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NINE MONTHS ENDED SEPTEMBER 30, 2005

1.	OPERATIONS AND BASIS OF PRESENTATION

Key Center Lessee Limited Partnership (“Key Center Lessee”) was formed on December 18, 1996 for the purpose of subleasing a 400-room hotel and a 985-space underground garage from Key Center Properties Limited Partnership (“Key Center Properties”), a related entity. On December 30, 1996, Key Center Properties subleased the hotel and the garage to Key Center Lessee, which assumed operations and purchased operating assets and liabilities from related entities on that date. The acquisition was accounted for using the purchase method.

The hotel is managed by Marriott International, Inc. under an agreement which expires in 2021. The agreement requires the payment of a basic fee of 3% of gross revenues (as defined) and an incentive fee equal to 25% of hotel operating profit (as defined) over the Owner’s Priority of $3,600,000. Total management fees for the nine-months ended September 30, 2005 were $427,189. No incentive fees were paid in 2005 as of September 30, 2005.

The parking garage is managed by APCOA, Inc. under an agreement which provides for an annual fee equal to 3% of operating profit (as defined). The fees were $45,118 for the nine-months ended September 30, 2005.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of Key Center Lessee are prepared on the accrual basis of accounting and include only those assets and liabilities and results of operations which relate to the business of Key Center Lessee.

Revenue Recognition—Revenues are recognized as hotel and parking services are provided. Hotel revenues include room revenues and food and beverage revenues.

Restricted Deposits—Restricted deposits represent cash reserved for future replacement of furniture, fixtures and equipment at the hotel. The restricted deposit balance was used to fund asset additions during the nine-months ended September 30, 2005.

Marketable Securities—Key Center Lessee participates in a cash management arrangement, along with other entities affiliated through common ownership. Through an affiliate, cash is accumulated and invested in money market funds, bankers’ acceptances, deposit notes and various debt securities. Included in the balance sheet is Key Center Lessee’s proportionate share of marketable securities. Included in interest income is Key Center Lessee’s proportionate share of income earned on these marketable securities, including realized gains and losses of $194 at September 30, 2005. Marketable securities are classified as available-for-sale and are carried at fair market value.

The following table presents the relative composition of marketable securities by category at September 30, 2005:

Money market funds, bankers’ acceptances and deposit notes	19%
U.S. government securities	65
U.S. agency securities	16

Total	100%

Inventories—Inventories of food, beverages and gift shop merchandise are stated at the lower of cost (first in, first out method) or market. China, glass, silver, linens and uniforms are adjusted periodically to reflect actual quantities and are valued at cost.

Income Taxes—No provision has been made for federal and state income taxes since these taxes are the responsibility of the partners.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Income (Loss)—Key Center Lessee computes unrealized gains and losses on marketable securities on the basis of specific identification. Unrealized gains and losses are reported as other comprehensive income (loss) in the statement of partners’ equity (deficit).

3.	RENTAL INCOME UNDER OPERATING LEASES

The hotel has leased 33,902 square feet to Key Center Club, Inc. (the “Club”) for an athletic and dining club under an operating lease which expires in 2014. The lease provides for rent based on varying percentages of net positive cash flow (as defined) and reimbursements for certain real estate taxes and operating costs. Rental income from this lease was $142,534 for the nine months ended September 30, 2005.

4.	LEASE COMMITMENTS

Key Center Lessee is obligated under certain noncancelable lease and sublease agreements, which expire at various dates through 2058. The leases and subleases are accounted for as operating leases. The following is a schedule of future minimum rental payments under noncancelable operating leases as of September 30, 2005:

Remaining of 2005	$965,000
2006	3,860,000
2007	3,860,000
2008	3,860,000
2009	3,860,000
2010	3,860,000
2011 and thereafter	2,880,000

$23,145,000

The hotel sublease requires Key Center Lessee to pay annual rent of $3,800,000 of which $2,923,077 was paid as of September 30, 2005 and percentage rent equal to 46% of hotel room revenue, as defined, in excess of $11,000,000 to Key Center Properties, a related entity. This sublease is scheduled to terminate on December 31, 2010. Additional percentage rent equal to 5% of gross revenues, as defined, is also charged and is to be used for hotel improvements. Commencing January 1, 2004, Key Center Lessee is required to pay as further additional percentage rent, a sum equal to 5% of the Club lessee’s gross receipts, as defined, for each year under the Club lease. Rental expense for the hotel sublease was $4,233,865 for the nine-months ended September 30, 2005. The garage sublease requires Key Center Lessee to pay percentage rent equal to 40% of all parking revenues, as defined, to Key Center Properties. Rent expense for the garage sublease was $970,109 for the nine-months ended September 30, 2005.

Key Center Lessee leases land for the parking garage from the City of Cleveland. The lease is accounted for as an operating lease and expires in 2058 with an option to renew for an additional 34 years. Fixed ground rent is $60,000 per year of which $45,000 was paid at September 30, 2005. The lease also provides for additional percentage ground rent for excess garage revenue (as defined). There was no additional percentage rent due in 2005 as of September 30, 2005.

Total rental expense for all leases for the nine-months ended September 30, 2005 was $5,261,854.

5.	RELATED PARTY TRANSACTIONS

Key Center Lessee is provided a variety of services by affiliated entities including management, accounting, legal and computer services. Fees for these services are based upon hourly rates for the actual hours of work performed by employees of the affiliates. Total amounts charged for these services were $36,228 for the nine months ended September 30, 2005. Accounts payable to affiliated entities, including amounts for rent, at September 30, 2005 were $345,139 and accounts receivable were $1,889,047 at September 30, 2005.

The amount due to prior owners of $2,297,548 as of September 30, 2005 represents the working capital of the hotel at the date Key Center Lessee assumed operations and is due to the prior owners upon sale of the hotel. This amount is non-interest bearing.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Real Estate Investment Trust II, Inc. consists of this sticker, the prospectus dated November 10, 2005, supplement no. 1 dated November 16, 2005, supplement no. 2 dated December 9, 2005, supplement no. 3 dated December 21, 2005, supplement no. 4 dated December 28, 2005, supplement no. 5 dated December 29, 2005 and supplement no. 6 dated March 31, 2006.

Supplement no. 1 includes:

•	status of our ongoing public offerings;

•	information regarding our indebtedness;

•	the acquisition of a six-story office building containing a total of approximately 250,000 rentable square feet in Irving, Texas;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended September 30, 2005, filed on November 14, 2005; and

•	our unaudited financial statements as of and for the nine months ended September 30, 2005.

Supplement no. 2 includes:

•	status of our public offerings;

•	information regarding our indebtedness; and

•	entering into an agreement to recapitalize and reconstitute two entities that own interests in a 57-story office tower, a 400-room hotel and a 982-space parking garage, all located in Cleveland, Ohio.

Supplement no. 3 includes:

•	status of our public offerings;

•	the acquisition of a 27-story office building containing approximately 581,000 rentable square feet located in Houston, Texas; and

•	information regarding our indebtedness.

Supplement no. 4 includes:

•	status of our public offerings;

•	the recapitalization and reconstitution of the entities that own interests in the Key Center Complex, a 57-story office tower, a 400-room full-service hotel and a 982-space parking garage located in Cleveland, Ohio;

•	the acquisition of a seven-story office building containing approximately 231,000 rentable square feet located in North Fayette, Pennsylvania;

•	the acquisition of a 13-story office building containing approximately 255,000 rentable square feet located in Tampa, Florida; and

•	information regarding our indebtedness.

Supplement no. 5 includes:

•	the acquisition of a four-story office building containing approximately 112,000 rentable square feet and a 6.9-acre parcel of land, on which a four-story office building is currently under construction, located in Charlotte, North Carolina; and

•	information regarding our indebtedness.

Supplement no. 6 includes:

•	the status of our public offerings;

•	information regarding our indebtedness;

•	revisions to our share redemption program, which revisions are primarily designed to enhance an investor’s ability to redeem shares upon his or her death;

•	changes to our Corporate Governance Guidelines designed to improve your ability to influence the composition of the board of directors in an uncontested election of directors;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 28, 2006;

•	our audited financial statements as of December 31, 2005 and for the year ended December 31, 2005; and

•	audited financial statements of property acquisitions since November 4, 2005, as reported in supplements no. 1 through 5.